Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

and

SAND MERGER CORP.

and

PATHMARK STORES, INC.

Dated as of March 4, 2007

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS

SECTION 1.1	Definitions	1
SECTION 1.2	Additional Definitions	10

ARTICLE II

THE MERGER

SECTION 2.1	The Merger	12
SECTION 2.2	The Closing	12
SECTION 2.3	Effective Time	12
SECTION 2.4	Certificate of Incorporation and By-Laws	13
SECTION 2.5	New Director of Parent	13
SECTION 2.6	Directors	13
SECTION 2.7	Officers	13

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS

SECTION 3.1	Effect on Capital Stock	13
SECTION 3.2	Payment to Company Stockholders	15
SECTION 3.3	Treatment of Options, Restricted Stock, Other Equity Awards and Warrants	17
SECTION 3.4	Adjustments	18
SECTION 3.5	Lost Certificates	19

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 4.1	Corporate Status	19
SECTION 4.2	Authorization; Noncontravention	19
SECTION 4.3	Capital Structure	21
SECTION 4.4	Real Property	22
SECTION 4.5	Intellectual Property	23
SECTION 4.6	Environmental Matters	23
SECTION 4.7	Legal Proceedings	24
SECTION 4.8	Taxes	24
SECTION 4.9	Labor	26
SECTION 4.10	Employee Benefit Plans	27
SECTION 4.11	Compliance with Laws	29
SECTION 4.12	Company Contracts	29

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Page

SECTION 4.13	Company SEC Reports and Company Financial Statements	30
SECTION 4.14	Absence of Certain Changes	32
SECTION 4.15	Insurance	34
SECTION 4.16	Inventories	34
SECTION 4.17	Bank Accounts	34
SECTION 4.18	Brokers’ Fees	34
SECTION 4.19	Opinion of Financial Advisor	34
SECTION 4.20	Ownership of Parent Common Stock	35

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

SECTION 5.1	Corporate Status	35
SECTION 5.2	Authorization; Noncontravention	35
SECTION 5.3	Capital Structure	37
SECTION 5.4	Real Property	37
SECTION 5.5	Intellectual Property	38
SECTION 5.6	Environmental Matters	38
SECTION 5.7	Legal Proceedings	38
SECTION 5.8	Taxes	39
SECTION 5.9	Labor	40
SECTION 5.10	Employee Benefit Plans	40
SECTION 5.11	Compliance with Laws	42
SECTION 5.12	Parent SEC Reports and Parent Financial Statements	42
SECTION 5.13	Absence of Certain Changes	43
SECTION 5.14	Insurance	44
SECTION 5.15	Ownership of Company Common Stock	45
SECTION 5.16	Solvency	45
SECTION 5.17	Financing	45

ARTICLE VI

COVENANTS

SECTION 6.1	Conduct of the Business by the Company	45
SECTION 6.2	Conduct of the Business by Parent.	49
SECTION 6.3	No Solicitation; Other Offers	50
SECTION 6.4	Stockholders Meetings	52
SECTION 6.5	Financing	53
SECTION 6.6	Filings; Authorizations	55
SECTION 6.7	Director and Officer Liability; Indemnification; Excess Benefit Plans	57
SECTION 6.8	Access to Information	58
SECTION 6.9	Publicity	59
SECTION 6.10	Preparation of the Form S-4 and the Joint Proxy Statement	59
SECTION 6.11	Company Senior Subordinated Notes	60
SECTION 6.12	Affiliates	61
SECTION 6.13	Cooperation	61
SECTION 6.14	Employment and Employee Benefit Matters	62
SECTION 6.15	Merger Sub	63
SECTION 6.16	Stockholder Litigation	63

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Page

SECTION 6.17	Notification of Certain Matters	63
SECTION 6.18	No Acquisition of Securities	63
SECTION 6.19	Section 16 Matters	63

ARTICLE VII

CONDITIONS OF CLOSING

SECTION 7.1	Conditions to Each Party’s Obligations	64
SECTION 7.2	Additional Conditions to Obligations of Parent and Merger Sub	64
SECTION 7.3	Additional Conditions to Obligations of the Company	66

ARTICLE VIII

TERMINATION

SECTION 8.1	Termination of Agreement	67
SECTION 8.2	Fees and Expenses	69
SECTION 8.3	Effect of Termination	71

ARTICLE IX

MISCELLANEOUS

SECTION 9.1	Non-survival of Representations, Warranties and Agreements	71
SECTION 9.2	Assignment; Binding Effect	71
SECTION 9.3	Choice of Law; Jurisdiction	72
SECTION 9.4	Notices	72
SECTION 9.5	Headings	73
SECTION 9.6	Entire Agreement	73
SECTION 9.7	Interpretation	73
SECTION 9.8	Waiver and Amendment	74
SECTION 9.9	Counterparts; Facsimile Signatures	74
SECTION 9.10	Third-Party Beneficiaries	74
SECTION 9.11	Specific Performance	74
SECTION 9.12	Severability	75

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into and effective as of March 4, 2007, by and among THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., a Maryland corporation (“Parent”), SAND MERGER CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and PATHMARK STORES, INC., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given to such terms in Article I.

RECITALS

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement, whereby, among other things, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) not owned by Parent, Merger Sub or the Company will be converted into the right to receive the Per Share Merger Consideration;

WHEREAS, simultaneously with the execution and delivery of this Agreement, (i) Parent and Yucaipa are entering into the Yucaipa Voting Agreement, the Yucaipa Stockholder Agreement and the Yucaipa Warrant Agreement and (ii) the Company and Tengelmann are entering into the Tengelmann Voting Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1     Definitions. For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1:

“13D Group” means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock of another Person that would be required under Section 13(d) of the Exchange Act (as in effect on, and based on legal interpretations thereof existing on, the date hereof), to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Stock representing more than 5% of any class of Voting Stock of such other Person then outstanding.

“2000 Warrant Agreement” means the Warrant Agreement dated as of September 19, 2000 between the Company and ChaseMellon Shareholder Services, LLC.

“2000 Warrants” means the warrants issued by the Company pursuant to the 2000 Warrant Agreement.

“2005 Warrant Agreement” means the Warrant Agreement dated as of June 9, 2005 among the Company, Yucaipa and the other parties thereto.

“2005 Warrants” means the warrants issued by the Company pursuant to the 2005 Warrant Agreement.

“Action” means any action, cause of action, claim, prosecution, investigation, suit, litigation, grievance, arbitration or other proceeding, whether civil, criminal or administrative, at Law or in equity, by or before any Governmental Entity.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger, as the same may be amended or supplemented.

“Allocated Amount” for each Facility specified in Section 1.1(a) of the Parent Disclosure Letter or Section 1.1(a) of the Company Disclosure Letter means the amount set forth next to such Facility in Section 1.1(a) of the Parent Disclosure Letter or Section 1.1(a) of the Company Disclosure Letter, as the case may be.

“Ancillary Agreements” means the Tengelmann Voting Agreement, the Yucaipa Stockholder Agreement, the Yucaipa Voting Agreement and the Yucaipa Warrant Agreement.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable competition, merger control, antitrust, trade regulation or similar transnational, national, federal or state, domestic or foreign Laws, and other Laws and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Antitrust Termination Determination” means that the Board of Directors of Parent shall have determined in good faith, after consultation with its outside counsel, that it is reasonably likely that Parent, Merger Sub and/or the Company (in the aggregate) would be required to divest, sell, transfer and/or otherwise dispose of stores, businesses or other assets of Parent and/or the Company or of any of their Subsidiaries with aggregated Allocated Amounts in excess of the Threshold Amount in order to consummate the transactions contemplated by this Agreement.

“Business Day” means any day, other than a Saturday, Sunday or a day on which the banks or national securities exchanges located in New York, New York shall be authorized or required by Law to close.

“Charter” means the Parent’s Amended and Restated Certificate of Incorporation, as amended.

“Company Budgets” means, collectively, the Pathmark Stores, Inc. 2007 Annual Operating Plan, the Pathmark Stores, Inc. 2007 Capital Plan and the Pathmark Stores, Inc. 2008 and 2009 Long Range Plan, in each case as set forth in Section 1.1 (b) of the Company Disclosure Letter.

“Company Credit Agreement” means the Credit Agreement dated as of October 1, 2004 among the Company, as borrower, Banc of America Securities LLC, as arranger, Fleet Retail Group, Inc., as administrative agent and collateral agent, GMAC Commercial Finance LLC and General Electric Capital Corporation, as co-documentation agents, the CIT Group/Business Credit, Inc., as syndication agent, and the other agents and lenders parties thereto (including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements or modifications thereto not prohibited by Section 6.1(d)).

“Company Disclosure Letter” means the disclosure letter of the Company referred to in Article IV.

“Company Material Adverse Effect” means any change, event or circumstance that, individually or in the aggregate with all other changes, events and circumstances, has a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its Subsidiaries, taken as a whole, other than any change, event or circumstance arising out of: (i) general economic, legal, regulatory or political conditions in the United States of America or geographic regions in which the Company and its Subsidiaries operate, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (ii) conditions generally affecting the industries in which the Company and its Subsidiaries operate, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (iii) the announcement or pendency of the Merger or the entry into this Agreement or the Ancillary Agreements; (iv) any decrease in the market price of the Company Common Stock in and of itself (but not any change, event or circumstance that may be underlying such decrease to the extent that such change, event or circumstance would otherwise constitute a Company Material Adverse Effect); (v) any changes in the securities markets generally, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (vi) the commencement or escalation of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (vii) earthquakes, hurricanes or other natural disasters, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (viii) compliance with the requirements of changes in Law or GAAP or any interpretation thereof; (ix) (A) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture or disposition of stores, businesses or other assets arising from the parties’ compliance with their obligations under Section 6.6, (B) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or their ability to retain, one or more of their respective stores, businesses, product lines or assets arising from the parties’ compliance with their obligations under Section 6.6, or (C) the application of Antitrust Laws (including any Action or Judgment arising under Antitrust Laws) to the transactions contemplated by this Agreement or the Ancillary Agreements; or (x) (A) as a result of the Company’s entry into, and as permitted by, this Agreement, the payment of any amounts due to, or the provision of any other benefits (including benefits relating to acceleration of stock options) to, any officers or employees under the employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements set forth in Section 1.1(c) of the Company Disclosure Letter (except to the extent that payments under such contracts, agreements, plans or arrangements solely for retention exceed the estimated retention payments set forth in Section 1.1(c) of the Company Disclosure Letter) or (B) the incurrence by the Company of out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses) in connection with the transactions contemplated by this Agreement (except to the extent that fees and expenses for legal, accounting and other exceed the estimated amount, or with respect to investment banking and financial advisory fees the specified amount, set forth in Section 1.1(d) of the Company Disclosure Letter).

“Company Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, incentive, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, deferred compensation, medical, life insurance, disability, fringe benefit, supplemental executive retirement, severance or other benefit plans, programs, policies, practices, trusts or arrangements, and all employment, termination, severance, change in control, compensation or other Contracts or agreements, to which the Company or any of its ERISA Affiliates is a party, or which are sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates has any liability and any material Contracts, arrangements, agreements, policies, practices or understandings between the Company or any of its ERISA Affiliates and any current or former employee, director or consultant of the Company or of any of its Subsidiaries, including any Contracts, arrangements or understandings relating to a change in control of the Company; provided, however, that the term “Company Plans” shall exclude any plan that is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Company Proposal” means any inquiry, proposal or offer from any Third Party or 13D Group relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Board of Directors of the Company) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole (other than sales of inventory in the ordinary course and other than inquiries, proposals and offers to acquire or purchase assets in connection with the parties’ obligations under Section 6.6(e)), or (B) 20% or more of the outstanding shares of the Company Common Stock; (ii) any tender offer or exchange offer that, if consummated, would result in any Third Party or 13D Group owning, directly or indirectly, 20% or more of the outstanding shares of the Company Common Stock; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any Third Party (or the shareholders of any Third Party) or 13D Group would own, directly or indirectly, 20% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the transactions contemplated by this Agreement.

“Company SEC Reports” means the forms and reports filed by the Company with the SEC since January 31, 2004.

“Company Stock Plans” means the Amended and Restated 2000 Employee Equity Plan, the Amended and Restated 2000 Non-Employee Directors’ Equity Plan, the Stock Option Award Agreements between the Company and John Standley and Kenneth Martindale, and the Restricted Stock Award Agreements between the Company and John Standley and Kenneth Martindale.

“Confidentiality Agreement” means the letter agreement between the Company and Parent dated December 20, 2006.

“Contract” means any contract, agreement, commitment, lease, purchase order, license, mortgage, indenture, note, bond, concession agreement, franchise agreement or other instrument, including all amendments thereto.

“Copyrights” means all rights in a work of authorship and all copyrights (including all registrations and applications to register the same).

“Electronic Data Room” means the DataSite electronic data room maintained by the Company in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and to which Parent and Merger Sub have been given access, as such data room was constituted immediately prior to the execution of this Agreement.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title, adverse claim, title retention agreement of any nature or kind, or other encumbrance, except for any restrictions arising under any applicable securities Laws.

“Environment” means ambient air, indoor air, surface water, groundwater and surface and subsurface strata and natural resources such as wetlands, flora and fauna.

“Environmental Law” means any Law and the common law relating to (i) pollution or the protection of the Environment, (ii) the protection of human health and safety as it pertains to Hazardous Materials, or (iii) the generation, handling, use, presence, treatment, transport, storage, disposal or Release of any Hazardous Materials.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company or Parent, as applicable, would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officer” means any individual who would be required to be identified as a “named executive officer” in any proxy statement filed by the Company with the SEC.

“Existing Notes” means the Company’s 8¾% Senior Subordinated Notes due 2012 outstanding on the date hereof.

“Existing Stockholders’ Agreement” means the Amended and Restated Stockholders’ Agreement dated as of November 30, 2005 among the Company and Yucaipa.

“Facilities” means any store, office, plant or warehouse owned or leased by Parent or any of its Subsidiaries and/or by the Company or any of its Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Governmental Entity” means any domestic or foreign, transnational, national, federal, state, municipal or local government, or any other domestic or foreign governmental, regulatory or administrative authority, or any agency, board, department, commission, court, tribunal or instrumentality thereof.

“Hazardous Materials” means any pollutant, contaminant, waste, chemical, compound, substance or material, including any petroleum or petroleum product or by-product, asbestos-containing material, urea formaldehyde foam insulation, or mold, regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (i) (A) indebtedness for borrowed money, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (D) all letters of credit issued for the account of such Person and (E) obligations of such Person to pay rent or other amounts under any lease of real property or personal property, which obligations are required to be classified as capital leases in accordance with GAAP; (ii) indebtedness for borrowed money of any other Person guaranteed, directly or indirectly, in any manner by such Person; and (iii) indebtedness of the type described in clause (i) above secured by any Encumbrance upon property owned by such Person, even though such Person has not in any manner become liable for the payment of such indebtedness; provided, however, that Indebtedness shall not be deemed to include (A) any accounts payable or trade payables incurred in the ordinary course of business of such Person, or (B) any intercompany indebtedness between any Person and any wholly owned Subsidiary of such Person or between any wholly owned Subsidiaries of such Person.

“Initiation Date” means the date the Joint Proxy Statement is first mailed to the Company’s stockholders and Parent’s stockholders.

“Intellectual Property” means all Trademarks, Patents, Copyrights, Trade Secrets, service marks, service mark rights, computer programs, moral rights and the benefits of any waivers of moral rights and any other proprietary intellectual property rights.

“Judgment” means any applicable judgment, order or decree of any Governmental Entity.

“Labor Laws” means any applicable Law relating to employment standards, employee rights, health and safety, labor relations, workplace safety and insurance and/or pay equity.

“Law” means any applicable statute, code, rule, regulation, ordinance, Judgment, or other pronouncement of any Governmental Entity having the effect of law.

“Marketing Period” means the first period of 20 consecutive calendar days after the Initiation Date (i) throughout and at the end of which (A) Parent and its financing sources shall have the Required Information and (B) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1(b), 7.1(d), 7.2(a) and 7.2(b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20-consecutive-calendar-day period, and (ii) at the end of which the other conditions set forth in Sections 7.1 and 7.2 shall be satisfied (other than those conditions that by their terms are to be satisfied at the Closing); provided that (v) the Marketing Period shall end no earlier than five Business Days after the later to occur of (A) the date the Company Stockholder Approval is obtained and (B) the date the Parent Stockholder Approval is obtained; (w) the Marketing Period shall end on any earlier date that is the date on which the Financing is consummated; (x) for purposes of calculating such 20-consecutive-calendar-day period, the periods from and including August 17 through and including September 3, 2007 and from and including December 21, 2007 through and including January 1, 2008 shall not be counted or taken into account; (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) the Company’s independent registered accounting firm shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period will not be deemed to commence, at the earliest, unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Parent, (B) the Company shall have publicly announced any intention to restate any of its financial information, in which case the Marketing Period will not be deemed to commence, at the earliest, unless and until such restatement has been completed and the Company SEC Reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP or (C) the Company shall have failed to file any Form 10-K or Form 10-Q with the SEC by the date required under the Exchange Act, in which case the Marketing Period will not be deemed to commence, at the earliest, unless and until all such reports have been filed; and (z) if the financial statements included in the Required Information that is available to Parent on the first day of any such 20-consecutive-calendar-day period would not be sufficiently current on any day during such 20-consecutive-calendar-day period to permit (i) if the Financing is being effected pursuant to a public offering, a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-consecutive-calendar-day period or (ii) the Company’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 20-consecutive-calendar-day period, then a new 20-consecutive-calendar-day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in (i) if applicable, and (ii) on the last day of such 20-consecutive-calendar-day period.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means the common stock, par value $1.00 per share, of Parent.

“Parent Disclosure Letter” means the disclosure letter of Parent and Merger Sub referred to in Article V.

“Parent Material Adverse Effect” means any change, event or circumstance that, individually or in the aggregate with all other changes, events and circumstances, has a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or liabilities of Parent and its Subsidiaries, taken as a whole, other than any change, event or circumstance arising out of: (i) general economic, legal, regulatory or political conditions in the United States of America or geographic regions in which Parent and its Subsidiaries operate, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (ii) conditions generally affecting the industries in which Parent and its Subsidiaries operate, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (iii) the announcement or pendency of the Merger or the entry into this Agreement or the Ancillary Agreements; (iv) any decrease in the market price of the Parent Common Stock in and of itself (but not any change, event or circumstance that may be underlying such decrease to the extent that such change, event or circumstance would otherwise constitute a Parent Material Adverse Effect); (v) any changes in the securities markets generally, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (vi) the commencement or escalation of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (vii) earthquakes, hurricanes or other natural disasters, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (viii) compliance with the requirements of changes in Law or GAAP or any interpretation thereof; (ix) sales of Facilities (or agreements or plans to sell Facilities) that arise from the parties’ compliance with their obligations under Section 6.6; or (x) any Action brought by any Governmental Entity under any Antitrust Law relating to the transactions contemplated by this Agreement and the Ancillary Agreements.

“Parent Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, incentive, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, deferred compensation, medical, life insurance, disability, fringe benefit, supplemental executive retirement, severance or other benefit plans, programs, policies, practices, trusts or arrangements, and all employment, termination, severance, change in control, compensation or other Contracts or agreements, to which Parent or any of its ERISA Affiliates is a party, or which are sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates or as to which Parent or any of its ERISA Affiliates has any liability and any material Contracts, arrangements, agreements, policies, practices or understandings between Parent or any of its ERISA Affiliates and any current or former employee, director or consultant of Parent or of any of its Subsidiaries, including any Contracts, arrangements or understandings relating to a change in control of Parent; provided, however, that the term “Parent Plans” shall exclude any plan that is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Parent SEC Reports” means the forms, reports and documents (including all exhibits) filed by Parent with the SEC since February 28, 2004.

“Patents” means all patents, patent rights and patent applications, including divisions, continuations, continuations-in-part, reissues, re-examinations, and all extensions thereof.

“Permits” means, collectively, all applicable consents, approvals, permits, orders, authorizations, licenses and registrations from Governmental Entities.

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business and not yet due and payable or being contested in good faith by appropriate proceedings; (ii) Encumbrances for Taxes, utilities and other governmental charges that, in each case, are not yet due or payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without giving rise to any material penalty or material additional cost or liability; (iii) matters of record or registered Encumbrances affecting title to any owned or leased real property of a Person and its Subsidiaries; (iv) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not individually or in the aggregate materially and adversely affect the use of the owned or leased Real Property of a Person and its Subsidiaries affected thereby as currently used in the business of such Person and its Subsidiaries; (v) statutory Encumbrances of landlords for amounts not yet due and payable; (vi) Encumbrances arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business generally consistent with past practice; (vii) defects, irregularities or imperfections of title and other Encumbrances which, individually or in the aggregate, do not materially impair the continued use (in a manner generally consistent with current use in the business of the Person and its Subsidiaries) of the asset or property to which they relate; and (viii) (A) with respect to the Company and its Subsidiaries, Encumbrances arising under the Company Credit Agreement and (B) with respect to Parent and its Subsidiaries, Encumbrances arising under any credit agreement existing as of the date hereof.

“Person” means an association, a corporation, an individual, a partnership, a limited partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Preemptive Rights Charter Amendment” means an amendment to the preemptive right of stockholders of Parent set forth in Article 7 of Parent’s Charter, which amendment specifically exempts the transactions contemplated by this Agreement and the Ancillary Agreements from the application of Article 7 but otherwise does not alter such preemptive rights; provided that no such amendment shall be necessary if Article 7 has been previously eliminated from Parent’s Charter.

“Registered Intellectual Property” means all (i) registered trademarks and service marks and applications therefor, (ii) registered copyrights and applications therefor, (iii) issued patents and patent applications and (iv) domain names, in each case, that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into or through the Environment or into or out of any real property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means the directors, officers, employees, agents, investment bankers, financing sources (with respect to Parent and Merger Sub only), attorneys, accountants and advisors of either Parent and Merger Sub, on the one hand, or the Company, on the other hand, as the context requires. Yucaipa and its controlled and controlling Affiliates shall be deemed to be Representatives of the Company, and Tengelmann and its controlled and controlling Affiliates shall be deemed to be Representatives of Parent and Merger Sub.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which (A) securities or other ownership interests representing more than 50% of the equity or (B) more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests, as of such date, are owned, controlled or held by the applicable Person or one or more Subsidiaries of such Person.

“Superior Proposal” means any bona fide Company Proposal (provided that the applicable percentages in the definition of “Company Proposal” shall be 50% as opposed to 20%) which the Board of Directors of the Company determines in good faith (after consultation with its financial advisors and outside counsel) (i) is reasonably likely to be consummated taking into the account the Third Party or 13D Group making such Company Proposal and all financial, legal, regulatory and other aspects of such Company Proposal and (ii) would, if consummated, reasonably be expected to result in a transaction that is more favorable to the stockholders of the Company than the Merger, taking into account all financial, legal, regulatory and other aspects of such Company Proposal and of this Agreement.

“Tax” means any foreign, federal, state or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, estimated, employment, payroll, severance or withholding tax or other tax, duty, fee, impost, levy, assessment or charge imposed by any taxing authority, and any interest or penalties and other additions to tax related thereto.

“Tax Returns” means any return, report, declaration, information return or other document required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“Tengelmann” means Tengelmann Warenhandelsgesellschaft KG.

“Tengelmann Voting Agreement” means the Stockholder Voting Agreement between the Company and Tengelmann dated as of the date of this Agreement.

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“Threshold Amount” means $36.0 million.

“Trade Secrets” means all proprietary, confidential information, formulas, processes, data, know-how, devices or compilations of information used in a business that confer a competitive advantage over those in similar businesses who do not possess them or know how to use them.

“Trademarks” means all trademarks, trademark rights, trade names, trade name rights, brands, logos, trade dress, business names and Internet domain names, together with the goodwill associated with any of the foregoing, all registrations and applications for registration of the foregoing.

“Trading Day” means (i) for so long as Parent Common Stock is listed or admitted for trading on the NYSE or another national securities exchange, a day on which the NYSE or such other national securities exchange is open for business and trading in Parent Common Stock is not suspended or restricted or (ii) if Parent Common Stock ceases to be so listed, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, stamp, documentary or similar taxes together with any interest or other additions to tax related thereto.

“Voting Stock” of any Person means securities having the right to vote generally in any election of directors or comparable governing Persons of such Person or any securities convertible into or exchangeable for any securities having such right.

“Yucaipa” means, collectively, Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P.

“Yucaipa Stockholder Agreement” means the Yucaipa Stockholder Agreement between Parent and Yucaipa dated as of the date of this Agreement and effective as of the Effective Time.

“Yucaipa Voting Agreement” means the Stockholder Voting Agreement between Parent and Yucaipa dated as of the date of this Agreement.

“Yucaipa Warrant Agreement” means the Amended and Restated Warrant Agreement between Parent and Yucaipa dated as of the date of this Agreement and effective as of the Effective Time.

SECTION 1.2     Additional Definitions. For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in the identified Section:

Term	Section
Adverse Recommendation Change	6.3(c)
Aggregate Merger Consideration	3.1(c)
Antitrust Condition	8.1(b)(i)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2

Term	Section
Code	3.2(g)
Collective Bargaining Agreement	4.9
Company	Preamble
Company Closing Price	3.3(a)(ii)
Company Common Stock	Recitals
Company Contracts	4.12(a)
Company Indemnitees	6.7(a)
Company Leases	4.4(b)
Company Multiemployer Plans	4.10(a)(ii)
Company Stockholder Approval	4.2(a)(ii)
Company Stockholders Meeting	6.4(a)
Company Tenant Lease	4.4(b)
Company Title IV Plan	4.10(d)
Consent Solicitation	6.11(a)
Continuing Employees	6.14(a)
Debt Tender Offer	6.11(a)
DGCL	2.1
Discharge	6.11(b)
Dissent Shares	3.1(d)
Dissenters’ Rights Statute	3.1(d)
Effective Time	2.3
ERISA	1.1
Exchange Agent	3.2(a)
Extension Termination Fee	8.2(f)
Financing	6.5(a)
Financing Commitments	5.17
Form S-4	6.10(a)
Indenture	6.11(a)
IRS	4.10(a)(iii)
Joint Proxy Statement	6.10(a)
Merger	Recitals
Merger Sub	Preamble
MGCL	4.20
Nine-Month Termination Fee	8.2(d)
Notice of Adverse Change	6.3(c)
One-Year Termination Fee	8.2(e)
Option Exchange Ratio	3.3(a)(iii)
Outside Date	8.1(b)(i)
Owned Real Property	4.4(a)
Parent	Preamble
Parent Multiemployer Plans	5.10(b)
Parent Stockholder Approval	5.2(a)
Parent Stockholders Meeting	6.4(b)
Parent Title IV Plan	5.10(c)
PBGC	4.10(d)
Per Share Cash Consideration	3.1(c)

Term	Section
Per Share Merger Consideration	3.1(c)
Per Share Stock Consideration	3.1(c)
Permanent Restraint	8.1(b)(iv)
Pre-Amendment Option	3.3(a)(iii)
Real Property	4.4(c)
Required Information	6.5(b)(v)
Restraints	7.1(c)
Share Issuance	5.2(a)
Stock Option	3.3(a)(i)
Surviving Corporation	2.1
Voting Debt	4.3(a)

ARTICLE II

THE MERGER

SECTION 2.1     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL. The Merger otherwise shall have the effects set forth in Section 3.1 and in the DGCL.

SECTION 2.2     The Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties which shall be no later than the second Business Day after satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York 10005, unless another date or place is agreed to in writing by the parties hereto; provided, however, that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier of (a) a date during the Marketing Period specified by Parent on no less than two Business Days’ notice to the Company and (b) the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all the conditions set forth in Article VII as of the date determined pursuant to this proviso); provided, further, that this Agreement may be terminated pursuant to and in accordance with Section 8.1 hereof, regardless of whether the final day of the Marketing Period shall have occurred before such termination. The date upon which the Closing shall occur is referred to herein as the “Closing Date.”

SECTION 2.3     Effective Time. Subject to the provisions of this Agreement, on the Closing Date or as soon as practicable thereafter the Company, Parent and Merger Sub shall file the certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, if filed on the Closing Date or at such other time as Parent, Merger Sub and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective, being referred to herein as the “Effective Time”).

SECTION 2.4     Certificate of Incorporation and By-Laws. At the Effective Time,

(a)      the Amended and Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law; and

(b)      the By-Laws of the Company as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter changed or amended as provided by the Certificate of Incorporation of the Surviving Corporation, such By-Laws or applicable Law.

SECTION 2.5     New Director of Parent. At the Effective Time, the individual named in Section 2.5 of the Company Disclosure Letter shall be appointed to the Board of Directors of Parent (which Board shall, if necessary, be increased in size in connection with such appointment) to hold office, subject to the applicable provisions of the Charter and By-Laws of Parent, until such director’s death, resignation or removal or until such director’s successor is duly elected and qualified, as the case may be; provided, however, if such individual is employed by or a director of a competitor of Parent as of the Effective Time, then such individual shall not be appointed to the Board of Directors of Parent and instead one independent director serving on the Board of Directors of the Company as of the date of this Agreement, nominated by the Board of Directors of the Company (other than any Representative of Yucaipa or any nominee designated by Yucaipa or any of its Representatives) and determined by the independent directors of the Board of Directors of Parent to be independent within the meaning of Parent’s Corporate Governance Guidelines (as located on the date of this Agreement at Parent’s website), shall be appointed to the Board of Directors of Parent to hold office, subject to the applicable provisions of the Charter and By-Laws of Parent, until such director’s death, resignation or removal or until such director’s successor is duly elected and qualified, as the case may be.

SECTION 2.6     Directors. Immediately prior to the Effective Time, the Company shall cause the members of the Company’s Board of Directors to resign from their positions as such. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until such director’s death, resignation or removal or until such director’s successor is duly elected and qualified, as the case may be.

SECTION 2.7     Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each of such officers to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until such officer’s death, resignation or removal or until such officer’s successor is duly elected and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS

SECTION 3.1     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)      Common Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)      Cancellation of Treasury Stock. Each share of Company Common Stock owned by the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist and no payment shall be made with respect thereto.

(c)      Conversion of Company Common Stock. Except as otherwise provided in Sections 3.1(d) and 3.2(d) and other than shares to be canceled in accordance with Section 3.1(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive without interest 0.12963 of a validly issued, fully paid and nonassessable share of Parent Common Stock (the “Per Share Stock Consideration”) and $9.00 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration and any cash paid in lieu of fractional shares of Parent Common Stock as contemplated by Section 3.2(d), the “Per Share Merger Consideration”; the aggregate Per Share Cash Consideration and the aggregate Per Share Stock Consideration into which all shares of Company Common Stock may be converted pursuant to this Section 3.1 is referred to herein as the “Aggregate Merger Consideration”). At the Effective Time, all shares of Company Common Stock converted into the Per Share Merger Consideration pursuant to this Article III shall automatically be canceled, cease to exist and no longer be outstanding, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration upon the surrender of such certificate in accordance with Section 3.2(b) and in each case without interest.

(d)      Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (the “Dissenters’ Rights Statute”) who did not vote in favor of the Merger or consent thereto in writing and who complies in all other respects with the Dissenters’ Rights Statute (such shares, “Dissent Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 3.1(c), but the holders of Dissent Shares shall instead be entitled to receive payment of the fair value of such Dissent Shares in accordance with the Dissenters’ Rights Statute; provided, however, that if any such holder shall fail to perfect or otherwise shall validly waive, withdraw or lose the right to receive payment of the fair value of such Dissent Shares under the Dissenters’ Rights Statute, then the right of such holder to be paid the fair value of such holder’s Dissent Shares shall cease and such Dissent Shares shall be deemed to have been converted at the Effective Time into, and to have become exchangeable solely for, the right to receive the Per Share Merger Consideration, without interest, as provided in Section 3.1(c). At the Effective Time, all Dissent Shares shall automatically be canceled, cease to exist and no longer be outstanding, and each holder of a certificate that immediately prior to the Effective Time represented any Dissent Shares shall cease to have any rights with respect thereto, except the right to receive either payment of the fair value of such Dissent Shares in accordance with the Dissenters’ Rights Statute or the Per Share Merger Consideration, as the case may be, upon the surrender of such certificate in accordance with Section 3.2(b) (without interest). The Company shall give prompt notice to Parent of any written demands and any other instruments served pursuant to the Dissenters’ Rights Statute received by the

Company relating to rights of appraisal under the Dissenters’ Rights Statute, and Parent shall have the right to control all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands or agree to do any of the foregoing. Each holder of Dissent Shares who becomes entitled to payment for such shares pursuant to the Dissenters’ Rights Statute shall receive payment therefor from the Surviving Corporation in accordance with the Dissenters’ Rights Statute.

SECTION 3.2      Payment to Company Stockholders.

(a)      The Company shall appoint American Stock Transfer and Trust Company to be the Company’s exchange agent (the “Exchange Agent”) for the purpose of exchanging the Per Share Merger Consideration for certificates formerly representing Company Common Stock. Immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent cash and Parent Common Stock in an amount equal to the Aggregate Merger Consideration to be paid in respect of all shares of Company Common Stock outstanding immediately prior to the Merger and authorize the Exchange Agent to issue shares of Parent Common Stock upon the exchange of certificates formerly representing Company Common Stock therefor. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Common Stock immediately prior to the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates formerly representing Company Common Stock to the Exchange Agent) for use in such exchange.

(b)      Each holder of shares of Company Common Stock that have been converted into the right to receive the Per Share Merger Consideration shall be entitled to receive, upon surrender to the Exchange Agent of a certificate formerly representing Company Common Stock, together with a properly completed letter of transmittal, the Per Share Merger Consideration, without interest, payable for each share of Company Common Stock formerly represented by such certificate. Until so surrendered or transferred, as the case may be, each such certificate shall represent after the Effective Time for all purposes only the right to receive such Per Share Merger Consideration.

(c)      If any portion of the applicable Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered certificate formerly representing Company Common Stock is registered, it shall be a condition to such payment that (i) either such certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)      No fractional shares of Parent Common Stock shall be issued in the Merger, and fractional share interests of Parent Common Stock shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 3.2(d), the fractional shares of Parent Common Stock of a single record holder shall be determined after aggregating all certificates and shares of such holder and calculations shall be rounded to five decimal places. Each holder who would otherwise be entitled to receive fractional shares of Parent Common Stock but for this Section 3.2(d) shall be entitled to receive, in lieu thereof, an amount in cash equal to the product of (i) the number of such fractional shares of Parent Common Stock held by such holder and (ii) (A) the Per Share Cash Consideration plus (B) (x) the Per Share Stock Consideration multiplied by (y) the closing price of the Parent Common Stock on the NYSE (regular way) on the Trading Day immediately prior to the Effective Time.

(e)      After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock or of certificates formerly representing shares of Company Common Stock. If, after the Effective Time, certificates formerly representing Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(f)      Any portion of the Aggregate Merger Consideration deposited with the Exchange Agent pursuant to Section 3.2(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Company Common Stock 180 days after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged certificates formerly representing Company Common Stock for the Per Share Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent and the Surviving Corporation for payment of the Per Share Merger Consideration in respect of such certificates formerly representing Company Common Stock without any interest thereon, but such holders shall have no greater rights against Parent and the Surviving Corporation with respect thereto than are accorded to general creditors of Parent and the Surviving Corporation under applicable Law. Notwithstanding the foregoing, Parent, the Surviving Corporation and the Exchange Agent shall not be liable to any holder of certificates formerly representing Company Common Stock for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any certificates formerly representing Company Common Stock have not been surrendered prior to the date five years after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 3.2(h) in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(g)      Parent and/or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent and/or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding were made.

(h)      No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any certificate formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof until the surrender of such certificate in accordance with this Article III. Subject to applicable Law, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender, and a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Common Stock.

SECTION 3.3     Treatment of Options, Restricted Stock, Other Equity Awards and Warrants.

(a)      The Board of Directors of the Company has adopted or will adopt prior to the Effective Time resolutions, and the Company has taken and/or shall take, as applicable, all actions, necessary prior to the Effective Time to effect the following:

(i)      no less than 15 days prior to the Effective Time, each option to purchase Company Common Stock then outstanding under the Company Stock Plans or any other stock option or compensation plan, agreement or arrangement of the Company (each, a “Stock Option”) shall, with no further action on the part of the Company or the holder thereof, become fully vested and exercisable;

(ii)     at the Effective Time, each Stock Option (other than any Stock Option to which Section 3.3(a)(iii) is applicable) shall be canceled, and the holder of such Stock Option shall become entitled to receive for such Stock Option a single lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such Stock Option in full immediately prior to the Effective Time and (B) the excess, if any, of (I) the per share closing price of Company Common Stock, as such price is quoted on the day immediately prior to the Closing Date, as reported in the transactions index of the NASDAQ Global Market (as published in The Wall Street Journal, or, if no closing price was quoted in any such index for such date, then as of the next preceding date on which such a closing price is quoted) (the “Company Closing Price”) over (II) the exercise price per share of such Stock Option (for the avoidance of doubt, if with respect to any Stock Option (other any Stock Option to which Section 3.3(a)(iii) is applicable) the amount determined under (II) is equal to or greater than the amount determined under (I), such Stock Option shall be canceled for no consideration);

(iii)   notwithstanding the foregoing, with respect to Stock Options that were granted under the Company Stock Plans prior to June 9, 2005 (each such Stock Option, a “Pre-Amendment Option”), (A) the Company shall use its commercially reasonable efforts to obtain, and has obtained from the individuals named in Section 3.3(a)(iii)(A) of the Company Disclosure Letter, any consents that are required to effect the cancellation of any such Pre-Amendment Option that has an exercise price per share that is less than the Company Closing Price and the payment to the holder of such canceled Pre-Amendment Option of a single lump sum cash payment at the Effective Time, determined in accordance with the formula set forth in Section 3.3(a)(ii), and (B) any such Pre-Amendment Option that is not so canceled and cashed out (or, for the avoidance of doubt, that has an exercise price per share that is equal to or greater than the Company Closing Price) shall, at the Effective Time, cease to represent an option to purchase Company Common Stock and shall be converted into an option to purchase, on the same terms and conditions as were applicable under such Pre-Amendment Option (taking into account any vesting or other changes provided for in the applicable Company Stock Plan or in any award or other agreement governing the terms and conditions thereof, as a result of the transactions contemplated hereby (including Section 3.3(a)(i)) and by the Ancillary Agreements), (A) the number of shares of Parent Common Stock equal to the product of (I) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such Pre-Amendment Option in full immediately prior to the Effective Time, and (II) the Option Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded up or down to the nearest whole share, at (B) a price per share equal to (I) the exercise price per share of such Pre-Amendment Option, divided by (II) the Option Exchange Ratio, provided that such exercise price shall be rounded up or down to the nearest cent. The “Option Exchange Ratio” means the quotient of (x) the Company Closing Price, and (y) $27.00;

(iv)    at the Effective Time, each award of Company Common Stock subject to restrictions on transfer and/or forfeiture then outstanding under the Company Stock Plans or any other stock or compensation plan, agreement or arrangement of the Company shall, with no further action on the part of the Company or the holder thereof, become fully vested and converted into the right to receive a single lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock subject to such award immediately prior to the Effective Time and (B) the Company Closing Price; and

(v)     at the Effective Time, each award of restricted stock units relating to Company Common Stock then outstanding under the Company Stock Plans or any other stock or compensation plan, agreement or arrangement of the Company shall, with no further action on the part of the Company or the holder thereof, become fully vested and converted into the right to receive a single lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock applicable to such award immediately prior to the Effective Time and (B) the Company Closing Price.

(b)      At the Effective Time, with no further action on the part of the Company or any holder of Company Common Stock, Parent shall (i) issue the warrants provided for in the Yucaipa Warrant Agreement in exchange for the 2005 Warrants on the terms and subject to the conditions set forth therein, and (ii) assume the obligations of the Company under the 2000 Warrants, such that after such assumption the holders of such assumed warrants shall have the right to purchase Parent Common Stock on the terms and subject to the conditions set forth in the 2000 Warrants and the 2000 Warrant Agreement.

(c)      Parent shall be entitled to (or cause the Company to) deduct and withhold from the consideration otherwise payable to any party pursuant to this Section 3.3 such amounts as may be required to be deducted and withheld with respect to such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent (or the Company), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.

SECTION 3.4     Adjustments.

(a)      If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Common Stock shall occur (other than pursuant to the exercise of stock options or warrants or upon the vesting of restricted units, in each case, that are outstanding on the date hereof and pursuant to their terms in existence on the date hereof) by reason of any reclassification, recapitalization, stock split or reverse stock split of Company Common Stock, or stock dividend thereon with a record date during such period, the Per Share Merger Consideration shall be appropriately adjusted.

(b)      If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Parent Common Stock shall occur (other than pursuant to the exercise of stock options or warrants or upon the vesting of restricted units, in each case, that are outstanding on the date hereof and pursuant to their terms in existence on the date hereof) by reason of any reclassification, recapitalization, stock split or reverse stock split of Parent Common Stock, or stock dividend thereon with a record date during such period, the Per Share Merger Consideration shall be appropriately adjusted.

SECTION 3.5     Lost Certificates. If any certificate formerly representing Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed certificate, the Per Share Merger Consideration to be paid in respect of Company Common Stock represented by such certificate, as contemplated by this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Prior to the execution and delivery of this Agreement, the Company has delivered to Parent and Merger Sub the Company Disclosure Letter, with numbering corresponding to the Sections or subsections of this Article IV. Any exception, qualification or limitation described in any provision, section or subsection of the Company Disclosure Letter with respect to a particular representation or warranty contained in this Article IV shall be deemed to be an exception, qualification or limitation with respect to any other representation or warranty contained in this Article IV to the extent that its relationship thereto is reasonably apparent on its face. Subject to the exceptions and qualifications set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1     Corporate Status. Each of the Company and its Subsidiaries is duly incorporated or otherwise organized, validly existing and in good standing under the Laws of its governing jurisdiction and each (a) has all requisite corporate or other power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.2     Authorization; Noncontravention.

(a)      Authorization. (i) The Company has all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Board of Directors of the Company, at a meeting duly called and held on the date hereof at which all directors of the Company were present, duly and unanimously adopted resolutions (A) adopting and declaring advisable this Agreement, the Ancillary Agreements to which the Company is a party and the Merger and other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (B) taking all actions necessary or advisable to ensure that this Agreement and the Merger and the other transactions contemplated hereby satisfy the requirements of the Existing Stockholders’ Agreement; (C) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and the Ancillary Agreements and consummate the Merger and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (D) directing that the adoption of this Agreement be submitted to a vote at a meeting of stockholders of the Company; (E) recommending that the stockholders of the Company adopt this Agreement; and (F) taking all actions necessary or advisable to ensure that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby will not cause to be applicable to the Company or Parent any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws including to ensure that Section 203 of the DGCL does not apply to this Agreement, the Merger and the other transactions contemplated hereby.

(ii)      The Company’s execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company or vote of holders of any class or series of capital stock of the Company is necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby, other than the adoption of this Agreement by an affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders Meeting or any adjournment or postponement thereof (“Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes, and each Ancillary Agreement to which the Company is a party, when executed and delivered by the Company (assuming due authorization, execution and delivery by the other parties thereto), will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)      No Conflict. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Ancillary Agreements to which it is a party will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the amendment of any term or provision of or the creation of any Encumbrance upon any of the assets of the Company or any of its Subsidiaries under (other than any such Encumbrance created because of any action taken by Parent or Merger Sub), any provision of (i) the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-Laws of the Company or the comparable organizational documents of any of its Subsidiaries or (ii) subject to the filings and other matters referred to in the immediately following sentence, (A) any Contract to which the Company or any of its Subsidiaries is a party or by which any of its or their respective assets are bound or (B) any Law or Judgment, in each case applicable to the Company or any of its Subsidiaries or its or their respective assets, other than, in the case of this clause (ii), any such conflicts, violations, defaults, rights, losses, amendments or Encumbrances that (x) have not had and would not reasonably be expected to have a Company Material Adverse Effect or (y) would not materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby. No Permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or any of the Ancillary Agreements to which it is a party or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement or the Ancillary Agreements to which it is a party, except for (I) the filing of a premerger notification and report form by the Company and the termination or expiration of any waiting periods under the HSR Act, (II) the filing with the SEC of (x) the Joint Proxy Statement and (y) such reports or other applicable filings under the Exchange Act, the Securities Act, state securities Laws or “blue sky” laws as may be required in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (IV) any filings required under the rules and regulations of the NASDAQ Global Market, and (V) such Permits, orders or authorizations of or registrations, declarations or filings with and notices the failure of which to be obtained or made (x) has not and would not reasonably be expected to have a Company Material Adverse Effect or (y) would not materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated hereby or thereby.

SECTION 4.3     Capital Structure.

(a)      The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, of which 52,228,998 shares are issued and outstanding as of February 26, 2007 and of which 491,218 shares have been granted under the Company Stock Plans and are subject to transfer restrictions and/or forfeiture back to the Company, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the date hereof. As of February 26, 2007, there are 7,085,067 shares of Company Common Stock subject to outstanding options to acquire shares of Company Common Stock pursuant to the Company Stock Plans and 520,175 shares of Company Common Stock deliverable pursuant to outstanding restricted stock units under the Company Stock Plans. As of February 26, 2007, there are 5,294,118 shares of Company Common Stock reserved for issuance or delivery upon exercise of the 2000 Warrants and 25,106,350 shares of Company Common Stock reserved for issuance or delivery upon the exercise of the 2005 Warrants. Each outstanding share of Company Common Stock is duly authorized, validly issued, fully paid and nonassessable. There are no bonds, debentures, notes or other debt securities having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock may vote (“Voting Debt”) of the Company. Except as set forth above or as expressly contemplated by this Agreement, the Ancillary Agreements and the Existing Stockholders’ Agreement, as of February 26, 2007, there are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Company Common Stock or other rights, agreements or commitments relating to the capital stock of the Company or obligating the Company to issue or sell or otherwise transfer shares of capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company or any Voting Debt of the Company, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire shares of capital stock of the Company or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Company (but only to the Company’s knowledge with respect to any such agreements to which the Company is not a party).

(b)      Section 4.3(b) of the Company Disclosure Letter sets forth as of the date hereof a list of all Subsidiaries of the Company, including each such Subsidiary’s name, its jurisdiction of incorporation or organization, where it is qualified to do business as a foreign corporation or organization and the percentage of its outstanding capital stock or equity interests owned by the Company or a Subsidiary of the Company (as applicable). The shares of outstanding capital stock or equity interests of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable, and are held of record and beneficially owned by the Company or a Subsidiary of the Company (as applicable), free and clear of any Encumbrances other than Permitted Encumbrances. There is no Voting Debt of any Subsidiary of the Company. There are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Company Common Stock, or other rights, agreements or commitments, in each case, relating to the capital stock of the Subsidiaries of the Company or obligating the Company or its Subsidiaries to issue or sell or otherwise transfer shares of the capital stock of the Subsidiaries of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Subsidiaries of the Company or any Voting Debt of any Subsidiary of the Company, (ii) outstanding obligations of the Subsidiaries of the Company to repurchase, redeem or otherwise acquire shares of their respective capital stock or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Subsidiaries of the Company (but only to the Company’s knowledge with respect to any such agreements to which the Company is not a party).

(c)      Other than the Subsidiaries of the Company, there are no Persons in which any of the Company or its Subsidiaries owns any equity, membership, partnership, joint venture or other similar interest.

SECTION 4.4     Real Property.

(a)      Section 4.4(a) of the Company Disclosure Letter sets forth a list of all real property owned by the Company or any of its Subsidiaries as of the date hereof (collectively, the “Owned Real Property”). The Company or one of its Subsidiaries has good and marketable title in fee simple, free and clear of Encumbrances (other than Permitted Encumbrances), to the Owned Real Property. As of the date hereof, with respect to each such parcel of Owned Real Property: (i) other than Company Tenant Leases set forth in Section 4.4(b) of the Company Disclosure Letter, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting any Person the right of use or occupancy of, or the right to consent to the use or occupancy of, any portion of such parcel; (ii) other than Company Tenant Leases set forth in Section 4.4(b) of the Company Disclosure Letter there are no outstanding rights of first refusal, rights of first offer or options to purchase such parcel or any interest therein; and (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation proceedings.

(b)      Section 4.4(b) of the Company Disclosure Letter sets forth a list as of the date hereof of (x) all leases or subleases (the “Company Leases”) pursuant to which the Company or any of its Subsidiaries holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property and (y) existing leases, subleases, licenses or other occupancy agreements to which the Company or any of its Subsidiaries is a party as landlord or lessor thereunder or by which the Company or any of its Subsidiaries is bound as landlord or lessor thereunder, and all amendments, modifications, extensions and supplements thereto (each, a “Company Tenant Lease”). Each Company Lease and Company Tenant Lease (i) constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto; (ii) assuming such Company Lease is a legal, valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against the Company or the Subsidiary of the Company party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity); and (iii) to the Company’s knowledge is a valid and binding obligation of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), and except, with respect to clauses (i) through (iii) above, as has not had or would not reasonably be expected to have a Company Material Adverse Effect. Except as have not had or would not reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company or its Subsidiaries is in breach or default under any Company Lease and (ii) to the Company’s knowledge, none of the landlords or sublandlords under any Company Lease is in material breach or default of its obligations under such Company Lease. Except as has not had a Company Material Adverse Effect, the Company and its Subsidiaries enjoy peaceful and undisturbed possession under each Company Lease. Copies of all Company Leases and all Company Tenant Leases, together with any amendments thereto, have heretofore been made available to Parent in the Electronic Data Room.

(c)      With respect to the Owned Real Property, the Company Leases and the Company Tenant Leases (collectively, the “Real Property”), the Real Property and the buildings and other improvements, fixtures, equipment and other property attached, situated or appurtenant thereto are in good operating condition and repair, subject to normal wear and tear and normal industry practice with respect to maintenance, except as has not or would not reasonably be expected to have a Company Material Adverse Effect.

Except as have not had or would not reasonably be expected to have a Company Material Adverse Effect, (i) the present use of the Real Property does not violate any restrictive covenant, municipal by-law or other Law or agreement that in any way restricts, prevents or interferes in any material respect with the continued use of the Real Property for which it is used in the business of the Company and its Subsidiaries as of the date hereof, other than Permitted Encumbrances; (ii) no condemnation, eminent domain or similar proceeding exists or is pending or, to the Company’s knowledge, threatened with respect to or that could affect any Real Property; and (iii) all Real Property is supplied with utilities and other services necessary for the operation thereof generally consistent with past practices and consistent with the contemplated operation thereof.

SECTION 4.5     Intellectual Property.

(a)      Section 4.5(a) of the Company Disclosure Letter sets forth a list of all Registered Intellectual Property owned by the Company or any of its Subsidiaries as of the date hereof.

(b)      The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property that is necessary for the conduct of the business of the Company and its Subsidiaries taken as a whole, except as has not had or would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have not entered into any license agreement with any Third Party with respect to the Registered Intellectual Property set forth in Section 4.5(b) of the Company Disclosure Letter.

(c)      (i) The business of the Company and its Subsidiaries as currently conducted (including the use of the Intellectual Property) does not infringe, misappropriate, conflict with or otherwise violate any Person’s Intellectual Property and there is no such claim pending or, to the Company’s knowledge, threatened against any of the Company or its Subsidiaries, except where such infringement, misappropriation, conflict, violation or claim has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii)      To the Company’s knowledge, and except as has not had or would not reasonably be expected to have a Company Material Adverse Effect, no Person is infringing, misappropriating, conflicting with or otherwise violating any material Intellectual Property owned by any of the Company or its Subsidiaries, and no such claims are pending or threatened against any Person by any of the Company or its Subsidiaries.

(iii)      All Intellectual Property owned by the Company or its Subsidiaries is owned free and clear of all Encumbrances (other than licenses to Persons entered into in the ordinary course of business generally consistent with past practice of the Company and its Subsidiaries), except for Permitted Encumbrances or where such Encumbrances have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.6     Environmental Matters.

(a)      The Company and its Subsidiaries have obtained all Permits that are required under any Environmental Law for the operation of the business of the Company and its Subsidiaries as currently being conducted and their current use and operation of the Real Property, and all such Permits are in full force and effect, other than any failure to obtain or maintain such Permits in full force and effect which has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)      The Company and its Subsidiaries have operated and are operating the business of the Company and its Subsidiaries, and the Real Property and other assets of the Company and its Subsidiaries are in compliance with Environmental Laws, other than any non-compliance which in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)      The Company has made available to Parent copies of all material environmental assessments, audits and studies that are in the Company’s possession or control showing the presence of any Hazardous Material at any Real Property or any property formerly owned, operated, leased or used by any of the Company and its Subsidiaries or their predecessors in interest, or relating to compliance by any of them with or liability of any of them under any Environmental Law.

(d)      Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there has been no Release of any Hazardous Materials by the Company or any of its Subsidiaries at, on, under or from the Real Property or any other location, and (ii) neither the Company nor any of its Subsidiaries has disposed of, arranged for treatment or disposal of, or arranged for the transportation for treatment or disposal of, any Hazardous Materials at any Third Party location.

(e)      (i) None of the Company or its Subsidiaries has received any written notice, demand letter, claim or order alleging a violation of, or liability under, any Environmental Law and (ii) none of the Company or its Subsidiaries is party to any pending Action, decree or injunction alleging liability under or violation of any Environmental Law, except in each case that, if adversely determined against the Company, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(f)      Except for any matters disclosed in the materials referred to in Section 4.6(c), there has been no Release of Hazardous Materials at, on, under or from the Real Property, and the Real Property has not been used for the deposit of Hazardous Materials, except in each case as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g)      Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no storage tanks, sumps or other similar vessels, asbestos-containing materials or polychlorinated biphenyls located on, at or under any Real Property or at, on or in any structures, Facilities or equipment at the Real Property.

SECTION 4.7     Legal Proceedings. There are no Actions pending or, to the Company’s knowledge, threatened in writing (and, in either case, not withdrawn) against the Company or any of its Subsidiaries, which if adversely determined, would have or would reasonably be expected to have a Company Material Adverse Effect. There are no Actions pending, or to the Company’s knowledge, threatened in writing (and, in either case, not withdrawn) against the Company or any of its Subsidiaries which would materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or challenge the validity or enforceability of this Agreement or any Ancillary Agreement or seek to enjoin or prohibit consummation of the transactions contemplated hereby or thereby. None of the Company or any of its Subsidiaries is subject to any Judgment which has had or would reasonably be expected to have a Company Material Adverse Effect or would materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby.

SECTION 4.8     Taxes.

(a)      Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have timely filed with the appropriate taxing authority all material Tax Returns required to be filed, taking into account valid extensions; (ii) all such Tax Returns are complete and accurate in all material respects; (iii) all Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid; and (iv) neither the Company nor any of its Subsidiaries has been informed in writing by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)      The unpaid Taxes of the Company and its Subsidiaries did not, as of the dates of the financial statements contained in the most recent Company SEC Reports filed with the SEC prior to the date of this Agreement, exceed by a material amount the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the balance sheets contained in such financial statements. Since the date of the financial statements contained in the most recent Company SEC Reports filed with the SEC prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and past practice of the Company and its Subsidiaries in filing their Tax Returns.

(c)      As of the date hereof, no deficiencies for Taxes against the Company or any of its Subsidiaries in excess of $100,000 individually or $1,000,000 in the aggregate have been claimed or assessed in writing by a Governmental Entity that have not been settled or resolved. There are no currently ongoing, pending or, to the Company’s knowledge, threatened audits, assessments or other Actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. The Company has made available to Parent or its representatives complete and accurate copies of all federal income and material state, local and foreign income, franchise and sales and use Tax Returns of each of the Company and its Subsidiaries and their predecessors for the years ended on or after February 2, 2002 and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries or any predecessors since February 2, 2002 with respect to any material Tax. Other than any waivers or extensions granted in the ordinary course of business after the date of this Agreement and prior to the Effective Time, neither the Company, its Subsidiaries nor any of their respective predecessors has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than as a result of a valid extension of time to file a Tax Return).

(d)      There are no Encumbrances for Taxes on any assets of the Company or any of its Subsidiaries, other than Encumbrances in respect of property taxes not yet due and payable.

(e)      Other than customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, there are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company or any of its Subsidiaries other than agreements solely between the Company and/or its Subsidiaries, and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder.

(f)      Since December 31, 2000, neither the Company nor any of its Subsidiaries has been a member of any affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is the Company. Except pursuant to customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, neither the Company nor any of its Subsidiaries has any actual or potential liability for the Taxes of any Person (other than Taxes of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state or local Law), as a transferee or successor, by Contract, or otherwise.

(g)      The Company and each of its Subsidiaries have timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(h)      Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003.

(i)      Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j)      Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period beginning on or prior to the Closing Date under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) or (ii) agreement with a taxing authority relating to Taxes.

(k)      Neither the Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code (or any similar provision of state, local or foreign Law).

(l)      None of the assets of the Company (a) is “tax-exempt use property” (as defined in Section 168(h)(1) of the Code), (b) may be treated as owned by any other Person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 (as in effect immediately prior to the enactment of the Tax Reform Act of 1986), (c) is property used predominantly outside the United States within the meaning of proposed Treasury Regulations Section 1.168-2(g)(5) or (d) is “tax exempt” and financed property within the meaning of Section 168(g)(5) of the Code.

(m)      As of the date hereof, there is no outstanding power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company for so long as they remain employees of the Company) with respect to any Tax matter of the Company or any of its Subsidiaries.

SECTION 4.9     Labor. Section 4.9 of the Company Disclosure Letter sets forth, as of the date hereof, all Collective Bargaining Agreements. “Collective Bargaining Agreement” means any collective bargaining agreement or any other labor-related agreement with any labor union or labor organization to which the Company or any of its Subsidiaries is a party. No Collective Bargaining Agreement currently is being negotiated except for Collective Bargaining Agreements that expire in 2007. None of the Company or its Subsidiaries has any obligation to inform and/or consult with any employees or their representatives in respect of the transactions contemplated hereby under the terms of any Collective Bargaining Agreement. None of the Company or its Subsidiaries is in breach of any Collective Bargaining Agreement other than any such breach that has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 31, 2004, there has not been any work stoppage, slowdown, lockout, employee strike or, to the Company’s knowledge, labor union organizing activity involving any of the Company or its Subsidiaries and, to the Company’s knowledge, none of the foregoing or any labor dispute or Action that has had or would reasonably be expected to have a Company Material Adverse Effect, has been threatened. The Company and its Subsidiaries are operating the business of the Company and its Subsidiaries in compliance with all Labor Laws other than non-compliance which has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, to the Company’s knowledge, there are no ongoing union certification drives or pending proceedings for certifying a union with respect to employees of any of the Company or its Subsidiaries.

SECTION 4.10     Employee Benefit Plans.

(a)	(i) Section 4.10(a)(i) of the Company Disclosure Letter lists the Company Plans.

(ii)      Section 4.10(a)(ii) of the Company Disclosure Letter lists each “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) which is or has been contributed to by the Company or any of its ERISA Affiliates at any time during the six-year period ending on the date of this Agreement or as to which the Company or any of its ERISA Affiliates has any direct or indirect liability (the “Company Multiemployer Plans”).

(iii)      All Company Plans are in writing and the Company has made available to Parent in the Electronic Data Room true, correct and complete copies of (A) such Company Plans and, to the extent in the Company’s possession, each Company Multiemployer Plan, (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), if any, with respect to each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan, (C) the most recent summary plan description for each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan for which a summary plan description is available or is required by applicable Law, (D) the most recent actuarial report or valuation, if any, relating to each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan, and (E) the most recent determination letter, if any, issued by the IRS with respect to each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan that is intended to qualify under Section 401(a) of the Code. With respect to each Company Multiemployer Plan, the Company has made a reasonable effort to obtain the documents listed in clauses (A), (B), (C), (D) and (E) of the preceding sentence.

(b)      Each Company Plan and, to the Company’s knowledge, each Company Multiemployer Plan has been operated and administered in all material respects in accordance with its terms and the terms of all Collective Bargaining Agreements or any other labor-related agreements with any labor union or labor organization applicable to employees of Company or any of its Subsidiaries and the requirements of all applicable Laws, including ERISA and the Code. As of the date hereof, no Action is pending or, to the Company’s knowledge, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) that would result in any material liability to the Company and, to the Company’s knowledge, no fact or event exists that would give rise to any such Action. As of the date hereof, to the Company’s knowledge, (i) no Action is pending or threatened with respect to any Company Multiemployer Plan (other than claims for benefits in the ordinary course) that would result in any material liability to the Company and (ii) no fact or event exists that would give rise to any such Action.

(c)      Each Company Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS which has not been revoked (or in either case the Company has timely applied for same or will do so) and each trust established in connection with any Company Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS which has not been revoked that it is so exempt, and, to the Company’s knowledge, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Company Plan or the exempt status of any such trust. To the Company’s knowledge, each Company Multiemployer Plan that is intended to be qualified under Section 401(a) of the Code is so qualified.

(d)      With respect to any Company Plan which is subject to Part 3 of Subtitle B of Title I or to Title IV of ERISA (a “Company Title IV Plan”): (i) there is no lien under Section 412(n) of the Code by reason of an accumulated funding deficiency, whether or not waived, under Section 412 of the Code; (ii) no liability (other than liability for premiums) to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred and all premiums required to be paid to the PBGC have been paid by or on behalf of such Company Title IV Plan; (iii) the assets of each Company Title IV Plan equal or exceed the benefit liabilities of such Company Title IV Plan determined on a termination basis; and (iv) as of the date hereof, the Company has received no actual notice from the PBGC that an event or condition exists which (A) would constitute grounds for termination of such Company Title IV Plan by the PBGC or (B) has caused a partial termination of such Company Title IV Plan.

(e)      No withdrawal liability has been incurred under Title IV of ERISA by the Company or any of its ERISA Affiliates with respect to any Company Multiemployer Plan, and no such liability would be incurred if the Company or any of its ERISA Affiliates were to withdraw from any Company Multiemployer Plan in a complete or partial withdrawal. The Company has not agreed with any Person to be responsible for any liability under Title IV of ERISA with respect to any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(f)      All contributions to the Company Plans and, to the Company’s knowledge, the Company Multiemployer Plans required to be made by applicable Law or the terms of the applicable Company Plan have been timely made.

(g)      Except as would not reasonably be expected to result in material liability, neither the Company nor any of its ERISA Affiliates, and to the Company’s knowledge no other Person, has engaged in any transaction or acted or failed to act in any manner that would subject the Company or any of its ERISA Affiliates to any liability for breach of fiduciary duty under ERISA.

(h)      Except as would not reasonably be expected to result in material liability, neither the Company nor any of its ERISA Affiliates and, to the Company’s knowledge, no other Person has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) or (d) of the Code.

(i)      None of the Company Plans or Company Multiemployer Plans provides medical, health or life insurance or any other welfare-type benefits for current or future retired or terminated employees of the Company or its Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Code Section 4980B).

(j)      To the Company’s knowledge, all of the Company Plans (including such Plans of its Subsidiaries) that are nonqualified deferred compensation plans subject to Section 409A of the Code have been operated in compliance with Section 409A of the Code or applicable transition relief.

(k)      Except as listed in Section 4.10(k) of the Company Disclosure Letter, the transactions contemplated hereby and by the Ancillary Agreements (either alone or in conjunction with any other event) (including a termination of employment on or following the Effective Time) will not entitle any current or former employee, officer or director of or individual providing consulting services to the Company or any of its Subsidiaries to any amount of compensation or benefits (whether in cash or property) or increase the amount thereof or trigger or accelerate the time of payment, vesting or funding thereof.

(l)      No amount, increase, trigger or acceleration referred to in Section 4.10(k) (whether or not disclosed in Section 4.10(k) of the Company Disclosure Letter) would (i) be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or (ii) not be deductible under Section 162(a)(1) or 404 of the Code.

(m)      As of the date hereof, (i) all of the Stock Options were issued with an exercise price no less than the fair market value of the underlying stock at the actual date of grant or the Business Day immediately preceding the actual date of grant, and (ii) no shares of restricted Company Common Stock provide for a deferral opportunity beyond vesting.

(n)      Section 4.10(n) of the Company Disclosure Letter sets forth each of the supplemental retirement and excess benefit plans and agreements (and all amendments thereto) to which the Company or any of its Subsidiaries is a party, listing all persons participating in each such plan or agreement and stating the benefits accrued under each such plan or agreement by each such person. The Company has provided to Parent a true, correct and complete copy of each such plan or agreement (and all amendments thereto).

SECTION 4.11     Compliance with Laws. Each of the Company and its Subsidiaries is operating its business in compliance with all applicable Laws (including any zoning or building ordinance, code or approval), except to the extent any non-compliance with such Laws has not had and would not reasonably be expected to have a Company Material Adverse Effect. All Permits required to conduct the business of the Company and its Subsidiaries as currently conducted have been obtained by one or more of the Company or its Subsidiaries and all such Permits are in full force and effect and the business of the Company and its Subsidiaries is being operated in compliance therewith, except for such Permits the failure of which to possess or be in full force and effect or to be complied with has not had and would not reasonably be expected to have a Company Material Adverse Effect (except that this sentence shall not apply to any Permits which are covered by Section 4.6 or 4.9).

SECTION 4.12     Company Contracts.

(a)      Section 4.12(a) of the Company Disclosure Letter identifies Contracts in effect as of the date of this Agreement to which any of the Company or its Subsidiaries is a party or by which any of them is otherwise expressly bound, in the categories listed below (collectively, the “Company Contracts”):

(i)	any partnership or joint venture Contract;

(ii)     any employment, consulting or similar Contract requiring payment by the Company or any of its Subsidiaries of base annual fees or compensation in excess of $350,000 to any individual;

(iii)   any Contract containing a covenant not to compete or similar covenant that impairs in any material respect the ability of the Company or its Subsidiaries to freely conduct the business of the Company and its Subsidiaries in any geographic area or in any line of business which is not cancelable (without penalty or giving rise to any penalty or additional liability or cost) within 30 days (other than exclusivity arrangements, license agreements and radius-restriction agreements at the store level, and exclusive arrangements with suppliers or underwriters entered into in the ordinary course of business generally consistent with past practice);

(iv)    any Contract evidencing Indebtedness (other than Indebtedness incurred under the Company Credit Agreement or of the type identified in clause (i)(E) of the definition of “Indebtedness”);

(v)     any Contract providing for capital expenditures or the acquisition or construction of fixed assets which both (A) requires payments by any of the Company or its Subsidiaries in excess of $3,000,000 in any year and (B) is not in respect of capital expenditures or the acquisition or construction of fixed assets contemplated by the Company Budgets;

(vi)     any Contract for the sale or other transfer of Owned Real Property or other material tangible assets having a fair market value in excess of $3,000,000 that has not yet been consummated, other than sales of inventory in the ordinary course of business generally consistent with past practice;

(vii)     any distribution, supply, vendor, inventory purchase, sales agency or advertising Contract (other than purchase orders entered into in the ordinary course of business generally consistent with past practice) involving annual expenditures by any of the Company or its Subsidiaries in excess of $5,000,000 which is not cancelable (without giving rise to any penalty or additional liability or cost) within one year;

(viii)      any Contract with an Affiliate of the Company or any executive officer, director or control person of Yucaipa (other than Contracts described in clause (ii) above or disclosed in the Company SEC Reports);

(ix)    (A) any other Contract (excluding Company Leases), not otherwise covered by clauses (i) through (viii) of this Section 4.12(a), that requires payments by the Company or its Subsidiaries in excess of $5,000,000 during any one year and (B) is not cancelable on 90 days, or less notice; and

(x)     any written commitment (including any letter of intent or memorandum of understanding) to enter into any agreement of the type described in clauses (i) through (ix) of this Section 4.12(a).

(b)      Except as have not had or would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Contract, assuming such Company Contract is a legal, valid and binding obligation of and enforceable against the other parties thereto in accordance with its terms, constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto and is enforceable against the Company or such Subsidiary, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), (ii) each Company Contract, to the Company’s knowledge, is a valid, binding and enforceable obligation of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and (iii) none of the Company or its Subsidiaries and, to the Company’s knowledge, no other party to a Company Contract is in breach or default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a breach or default under) any Company Contract.

SECTION 4.13     Company SEC Reports and Company Financial Statements.

(a)      The Company has timely filed all forms, reports and documents (including all exhibits) required to be filed by it with the SEC since January 31, 2004. The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Exchange Act or the Securities Act, as the case may be, and (ii) did not at the time they were filed (and, in the case of a registration statement, as of its effective date) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is a registrant with the SEC.

(b)      Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to immaterial normal year-end adjustments).

(c)      Except as set forth on or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of January 28, 2006 included in the Company’s Form 10-K for the year ended January 28, 2006, including the notes thereto, none of the Company or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) incurred since January 28, 2006 in the ordinary course of business generally consistent with past practice; (ii) that have not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) set forth on or reserved against in the consolidated balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company’s quarterly report on Form 10-Q for the quarter ended October 28, 2006, including the notes thereto or (iv) incurred to the extent permitted pursuant to Section 6.1(d).

(d)      Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of the Company or any of its Subsidiaries, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s audited financial statements or other Company SEC Reports.

(e)      The audit committee of the Board of Directors of the Company has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3, and has made available to Parent in the Electronic Data Room true, complete and correct copies of such procedures. Neither the Company nor any Subsidiary has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters. To the Company’s knowledge, no complaint seeking relief under Section 806 of SOX has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.

(f)      The Company has made all certifications and statements required by Sections 302 and 906 of SOX and the related rules and regulations promulgated thereunder with respect to the Company SEC Reports. The Company and its Subsidiaries maintain a system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is, in all material respects, recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since January 31, 2004, the Company and its Subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(g)      The Company and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply in all material respects with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

SECTION 4.14     Absence of Certain Changes. Since January 28, 2006 until the date hereof, there has not occurred any change, event or circumstance that has had or would be reasonably expected to have a Company Material Adverse Effect. Except as expressly contemplated by this Agreement, since October 28, 2006 until the date hereof, the Company and its Subsidiaries have conducted their business in the ordinary course generally consistent with past practice in all material respects, and none of the Company or its Subsidiaries has:

(a)      amended its Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws or other organizational documents;

(b)      adopted a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c)      (i) issued, sold, transferred, or otherwise disposed of any shares of its capital stock, Voting Debt of the Company or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) granted or issued any options, warrants, securities or rights that are linked to the value of the Company Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combined, subdivided or reclassified any shares of its capital stock, (iv) declared, set aside or paid any dividend or other distribution with respect to any shares of its capital stock or (v) redeemed, purchased or otherwise acquired any shares of its capital stock or any rights, warrants or options to acquire any such shares or effected any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of capital stock of the Company’s Subsidiaries to the Company or a wholly owned Subsidiary of the Company, (B) issuances of shares of Company Common Stock upon exercise of employee stock options, upon vesting of restricted stock units or restricted stock or pursuant to the 2000 Warrants or the 2005 Warrants or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Company Plans and (D) dividends or distributions by any Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company;

(d)      (i) issued any note, bond or other debt security or right to acquire any debt security, incurred or guaranteed any Indebtedness or entered into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangement having the economic effect of any of the foregoing, other than (A) trade or standby letters of credit in the ordinary course of business, (B) in connection with new store openings or other actions in the ordinary course of business, (C) pursuant to the Company Credit Agreement and other Contracts regarding Indebtedness listed in the Company Disclosure Letter, (D) issuances, incurrences or guarantees by the Company to any wholly owned Subsidiary of the Company or by a Subsidiary to the Company or any other wholly owned Subsidiary of the Company, (E) incurrences or guarantees of store leases, (F) other guarantees required under any agreements or commitments listed in the Company Disclosure Letter, (G) in connection with any equipment leases, (H) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice or (I) guarantees of any Indebtedness permitted by the foregoing clauses (A) through (H) or (ii) amended, refinanced or otherwise restructured the Company Credit Agreement in any manner to increase the amount of available borrowings thereunder;

(e)      except as required under a Company Plan or Collective Bargaining Agreement identified in the Company Disclosure Letter or in the case of an employee who is not an Executive Officer, in the ordinary course of business generally consistent with past practice, (i) increased or accelerated the benefits under any Company Plan or Collective Bargaining Agreement, (ii) increased the compensation or benefits payable to any current or former director, officer, employee or consultant of the Company or its Subsidiaries, (iii) granted any rights to severance, change in control or termination pay to, or entered into any employment, severance or change in control agreement or arrangement with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries, or (iv) taken any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Plan;

(f)      entered into or consummated any transaction involving the acquisition (including, without limitation, by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person for consideration to such Person in excess of $1,000,000 (other than purchases of inventory or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice);

(g)      sold, leased, licensed or otherwise disposed of any fixed assets or personal property for consideration in excess of $2,000,000, (i) except pursuant to existing Contracts and (ii) for sales of inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice, (iii) in connection with the termination or closure of any Facility or (iv) pursuant to any Company Tenant Leases;

(h)      granted any security interest in any of its assets, except for such security interests as would constitute a Permitted Encumbrance;

(i)      settled any Action or threatened Action involving a payment by the Company or any of its Subsidiaries in excess of $1,000,000;

(j)      changed any of its material accounting policies or practices, except as required as a result of a change in GAAP or the rules and regulations of the SEC;

(k)      (i) made, changed or revoked any material election in respect of Taxes, (ii) adopted or changed any material accounting method in respect of Taxes, (iii) entered into any Tax allocation agreement, Tax-sharing agreement, Tax indemnity agreement or closing agreement, (iv) settled or compromised any material claim, notice, audit report or assessment in respect of Taxes, or (v) surrendered any right to claim a material refund of Taxes;

(l)      (i) prepaid any long-term Indebtedness, or paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in each case in the ordinary course of business generally consistent with past practice, (ii) accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular due dates, except in each case in the ordinary course of business generally consistent with past practice, (iii) delayed or accelerated payment of any account payable in advance of its due date, except in each case in the ordinary course of business generally consistent with past practice, or (iv) varied the Company’s or any Subsidiary’s inventory practices in any material respect, except in the ordinary course of business generally consistent with past practice;

(m)      suffered any extraordinary casualty losses, damages or destructions in excess of $500,000, whether or not covered by insurance; or

(n)      agreed or committed by Contract or otherwise to do any of the foregoing.

SECTION 4.15  Insurance. Section 4.15 of the Company Disclosure Letter lists all of the Company’s and its Subsidiaries’ insurance policies in effect on the date hereof. The Company maintains, with reputable insurers or through self-insurance, insurance in such amounts, including deductible arrangements, and of such a character as is customary for companies engaged in the same or similar business. All policies of title, fire, liability, casualty, business interruption, workers’ compensation and other forms of insurance including directors, and officers, insurance, held by the Company and its Subsidiaries as of the date hereof, are in full force and effect in accordance with their terms. Neither the Company nor any of its Subsidiaries is in default under any provisions of any such policy of insurance and neither the Company nor any of its Subsidiaries has received notice of cancellation of any such insurance except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.16  Inventories. Except as would not have a Company Material Effect, all items of inventory reflected on the latest balance sheet included in the Company SEC Reports (i) were acquired in the ordinary course of business generally consistent with past practice and (ii) as of the date thereof were usable and saleable in the ordinary course of business generally consistent with past practice, except for normal shrinkage, spoilage and obsolescence.

SECTION 4.17  Bank Accounts. Section 4.17 of the Company Disclosure Letter contains a true and complete listing of all bank deposit accounts or other depositary accounts maintained by the Company or any of its Subsidiaries as of the date hereof, and the authorized signatories thereto.

SECTION 4.18  Brokers’ Fees. Section 4.18 of the Company Disclosure Letter sets forth a list of all agreements with any broker, investment banker, financial advisor or other Person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has provided to Parent and Merger Sub true and complete copies of all such agreements and all amendments thereto.

SECTION 4.19  Opinion of Financial Advisor. Prior to the date hereof, the Board of Directors of the Company has received the opinion of Citigroup Global Markets Inc., financial advisor to the

Board of Directors of the Company, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock (other than Yucaipa and its Affiliates).

SECTION 4.20  Ownership of Parent Common Stock. Immediately prior to the date hereof, (i) the Company does not own shares of Parent Common Stock and (ii) neither the Company nor any of its “affiliates” or “associates” within the last three years has owned 10% or more of the outstanding shares of Parent Common Stock in the aggregate (as such terms are defined in Section 3-601 of the Maryland General Corporate Law (the “MGCL”)). The Company is not, and none of its affiliates or associates is, an “interested stockholder” of Parent (as such term is defined in Section 3-601 of the MGCL).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Prior to the execution and delivery of this Agreement, Parent and Merger Sub have delivered to the Company the Parent Disclosure Letter, with numbering corresponding to the Sections or subsections of this Article V. Any exception, qualification or limitation described in any provision, section or subsection of the Parent Disclosure Letter with respect to a particular representation or warranty contained in this Article V shall be deemed to be an exception, qualification or limitation with respect to any other representation or warranty contained in this Article V to the extent that its relationship thereto is reasonably apparent on its face. Subject to the exceptions and qualifications set forth in the Parent Disclosure Letter, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

SECTION 5.1     Corporate Status. Each of Parent and Merger Sub is duly incorporated or otherwise organized, validly existing and in good standing under the Laws of its governing jurisdiction and each (a) has all requisite corporate or other power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.2	Authorization; Noncontravention.

(a)      Authorization. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Board of Directors of Parent, at a meeting duly called and held on the date hereof at which all directors of Parent were present, duly and unanimously adopted resolutions (i) adopting and declaring this Agreement, the Merger, the issuance of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated hereby on the terms and subject to the conditions set forth herein advisable and in the best interests of the stockholders of Parent, and (ii) directing that the approval of the Share Issuance and of the Preemptive Rights Charter Amendment be submitted to a vote at a meeting of the stockholders of Parent. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Parent and Merger Sub are parties and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub or vote of holders of any class or series of capital stock of Parent or Merger Sub are necessary to authorize this Agreement or the Ancillary Agreements to which Parent or Merger Sub is a party or to consummate the transactions contemplated hereby and thereby, other than

(A) the approval of the Merger by Parent as the stockholder of Merger Sub and (B) the approval of the Share Issuance by the affirmative vote of the holders of a majority of the shares of Parent Common Stock present and voting at the Parent Stockholders Meeting or any adjournment or postponement thereof; provided that at least a majority of the outstanding shares of Parent Common Stock vote at such meeting and (C) the approval of the Preemptive Rights Charter Amendment by the affirmative vote of the holders of a two-thirds of Parent Common Stock outstanding (clauses (B) and (C) together, “Parent Stockholder Approval”). This Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes, and each Ancillary Agreement to which Parent or Merger Sub is a party, when executed and delivered by Parent or Merger Sub (assuming due authorization, execution and delivery by the other parties thereto), will constitute, a valid and binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)      No Conflict. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which they are parties do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Ancillary Agreements to which they are parties will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the amendment of any term or provision of or the creation of any Encumbrance upon any of the assets of Parent or Merger Sub under (other than any such Encumbrance created because of any action taken by the Company), any provision of (i) the Charter of Parent and the Certificate of Incorporation of Merger Sub, the By-Laws of Parent and Merger Sub or the comparable organizational documents of any of Parent’s other Subsidiaries or (ii) subject to the filings and other matters referred to in the immediately following sentence, (A) any Contract to which Parent or Merger Sub is a party or by which any of its respective assets are bound or (B) any Law or Judgment, in each case applicable to Parent or Merger Sub or its respective assets, other than, in the case of this clause (ii), any such conflicts, violations, defaults, rights, losses, amendments or Encumbrances that (x) have not had and would not reasonably be expected to have a Parent Material Adverse Effect, or (y) would not materially impair Parent’s or Merger Sub’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby. No Permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or any of the Ancillary Agreements to which Parent or Merger Sub is a party or the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated by this Agreement or the Ancillary Agreements to which Parent or Merger Sub is a party, except for (I) the filing of a premerger notification and report form by Parent and the termination or expiration of any waiting periods under the HSR Act, (II) the filing with the SEC of (x) the Joint Proxy Statement and (y) such reports or other applicable filings under the Exchange Act, the Securities Act, state securities Laws or “blue sky” laws as may be required in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which Parent or Merger Sub is qualified to do business, (IV) any filings required under the rules and regulations of the NYSE, and (V) such Permits, orders or authorizations of or registrations, declarations or filings with and notices the failure of which to be obtained or made (x) has not and would not reasonably be expected to have a Parent Material Adverse Effect or (y) would not materially impair Parent’s or Merger Sub’s ability to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated hereby or thereby.

SECTION 5.3      Capital Structure.

(a)      The authorized capital stock of Parent consists of 80,000,000 shares of Parent Common Stock, of which 41,566,317 shares are issued and outstanding as of February 26, 2007, and 3,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding as of the date hereof. As of February 26, 2007, there are 3,159,138 shares of Parent Common Stock subject to outstanding options to acquire Parent Common Stock, 1,847,484 shares of Parent Common Stock deliverable pursuant to outstanding restricted stock units and no stock equivalent units linked to Parent Common Stock. Each share of Parent Common Stock is duly authorized, validly issued, fully paid and nonassessable. Parent has no Voting Debt. Except as set forth above or as expressly contemplated by this Agreement, as of February 26, 2007 there are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Parent Common Stock or other rights, agreements or commitments relating to the capital stock of Parent or obligating Parent to issue or sell or otherwise transfer shares of capital stock of Parent or any securities convertible into or exchangeable for any shares of capital stock of Parent or any Voting Debt of Parent, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire shares of capital stock of Parent or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of Parent (but only to Parent’s knowledge with respect to any such agreements to which Parent is not a party).

(b)      Section 5.3(b) of the Parent Disclosure Letter sets forth as of the date hereof a list of all Subsidiaries of Parent, including each such Subsidiary’s name, its jurisdiction of incorporation or organization and the percentage of its outstanding capital stock or equity interests owned by Parent or a Subsidiary of Parent (as applicable). The shares of outstanding capital stock of the Subsidiaries of Parent are duly authorized, validly issued, fully paid and nonassessable, and are held of record and beneficially owned by Parent or a Subsidiary of Parent (as applicable), free and clear of any Encumbrances other than Permitted Encumbrances. There is no Voting Debt of any Subsidiary of Parent. There are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Parent Common Stock or other rights, agreements or commitments, in each case, relating to the capital stock of the Subsidiaries of Parent or obligating Parent or its Subsidiaries to issue or sell or otherwise transfer shares of the capital stock of the Subsidiaries of Parent or any securities convertible into or exchangeable for any shares of capital stock of the Subsidiaries of Parent or any Voting Debt of any Subsidiary of Parent, (ii) outstanding obligations of the Subsidiaries of Parent to repurchase, redeem or otherwise acquire shares of their respective capital stock or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Subsidiaries of Parent (but only to Parent’s knowledge with respect to any such agreements to which Parent is not a party).

(c)      Other than the Subsidiaries of Parent, there are no Persons in which any of Parent or its Subsidiaries owns any equity, membership, partnership, joint venture or other similar interest.

SECTION 5.4      Real Property.

(a)      Parent or one of its Subsidiaries has good and marketable title in fee simple, free and clear of Encumbrances (other than Permitted Encumbrances), to real property owned by Parent, except where such Encumbrances have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)      Each lease for real property under which Parent or any Subsidiary of Parent is a tenant (i) constitutes a valid and binding obligation of Parent or the Subsidiary of Parent party thereto; (ii) assuming such lease is a legal, valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against Parent or the Subsidiary of Parent party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity); and (iii) to Parent’s knowledge is a valid and binding obligation of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), with respect to clauses (i) through (iii) above, as has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.5     Intellectual Property. Parent and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property that is necessary for the conduct of the business of Parent and its Subsidiaries taken as a whole, except as has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.6      Environmental Matters.

(a)      Parent and its Subsidiaries have obtained all Permits that are required under any Environmental Law for the operation of the business of Parent and its Subsidiaries as currently being conducted and their current use and operation of the real property owned or leased by Parent or its Subsidiaries, and all such Permits are in full force and effect, other than any failure to obtain or maintain such Permits in full force and effect which has had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)      Parent and its Subsidiaries have operated and are operating the business of Parent and its Subsidiaries, and the real property owned or leased by Parent or its Subsidiaries and other assets of Parent and its Subsidiaries are in compliance with Environmental Laws, other than any non-compliance which in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)      None of Parent or its Subsidiaries is party to any pending Action, decree or injunction alleging liability under or violation of any Environmental Law, except in each case that, if adversely determined against Parent, would not have or would not reasonably be expected to have a Parent Material Adverse Effect.

(d)      There has been no Release of Hazardous Materials at, on, under or from the real property currently owned or leased by Parent or its Subsidiaries and such real property has not been used for the deposit of Hazardous Materials, except in each case as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.7     Legal Proceedings. There are no Actions pending or, to Parent’s knowledge, threatened in writing (and, in either case, not withdrawn), against Parent or any of its Subsidiaries, which if adversely determined, would have or would reasonably be expected to have a Parent Material Adverse Effect. There are no Actions pending or, to Parent’s knowledge, threatened in writing (and, in either case, not withdrawn) against Parent or any of its Subsidiaries which, if adversely determined, would materially impair Parent’s or Merger Sub’s ability to perform their obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby. None of Parent or any of its Subsidiaries is subject to any Judgment which has had or would reasonably be expected to have a Parent Material Adverse Effect or would materially impair Parent’s or Merger Sub’s ability to perform their obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby.

SECTION 5.8      Taxes.

(a)      Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have timely filed with the appropriate taxing authority all material Tax Returns required to be filed, taking into account valid extensions; (ii) all such Tax Returns are complete and accurate in all material respects; (iii) all Taxes due and owing by Parent and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid; and (iv) neither Parent nor any of its Subsidiaries has been informed in writing by a Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)      The unpaid Taxes of Parent and its Subsidiaries did not, as of the dates of the financial statements contained in the most recent Parent SEC Reports filed with the SEC prior to the date of this Agreement, exceed by a material amount the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the balance sheets contained in such financial statements. Since the date of the financial statements contained in the most recent Parent SEC Reports filed with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and past practice of Parent and its Subsidiaries in filing their Tax Returns.

(c)      As of the date hereof, no deficiencies for Taxes against Parent or any of its Subsidiaries in excess of $100,000 individually or $1,000,000 in the aggregate have been claimed or assessed in writing by a Governmental Entity that have not been settled or resolved. There are no currently ongoing, pending or, to Parent’s knowledge, threatened audits, assessments or other Actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Parent has made available to the Company or its representatives complete and accurate copies of all federal income and material state, local and foreign income, franchise and sales and use Tax Returns of each of Parent and its Subsidiaries and their predecessors for the years ended on or after February 23, 2002 and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Parent or any of its Subsidiaries or any predecessors since February 23, 2002 with respect to any material Tax. Other than any waivers or extensions granted in the ordinary course of business after the date of this Agreement and prior to the Effective Time, neither Parent, its Subsidiaries nor any of their respective predecessors has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than as a result of a valid extension of time to file a Tax Return).

(d)      There are no Encumbrances for Taxes on any assets of Parent or any of its Subsidiaries, other than Encumbrances in respect of property taxes not yet due and payable.

(e)      Other than customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, there are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving Parent or any of its Subsidiaries other than agreements solely between Parent and/or its Subsidiaries, and, after the Closing Date, neither Parent nor any of its Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder.

(f)      Since December 31, 2000, neither Parent nor any of its Subsidiaries has been a member of any affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is Parent. Except pursuant to customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, neither Parent nor any of its Subsidiaries has any actual or potential liability for the Taxes of any Person (other than Taxes of Parent and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state or local Law), as a transferee or successor, by Contract, or otherwise.

(g)      Parent and each of its Subsidiaries have timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(h)      Neither Parent nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003, and neither the stock of Parent nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003.

(i)      Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j)      Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period beginning on or prior to the Closing Date under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) or (ii) agreement with a taxing authority relating to Taxes.

(k)      Neither Parent nor any of its Subsidiaries has made an election under Section 341(f) of the Code (or any similar provision of state, local or foreign Law).

(l)      None of the assets of Parent (a) is “tax-exempt use property” (as defined in Section 168(h)(1) of the Code), (b) may be treated as owned by any other Person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 (as in effect immediately prior to the enactment of the Tax Reform Act of 1986), (c) is property used predominantly outside the United States within the meaning of proposed Treasury Regulations Section 1.168-2(g)(5) or (d) is “tax exempt” and financed property within the meaning of Section 168(g)(5) of the Code.

SECTION 5.9     Labor. Since February 28, 2004, there has not been any work stoppage, slowdown, lockout, employee strike or, to Parent’s knowledge, labor union organizing activity involving any of Parent or its Subsidiaries and, to Parent’s knowledge, none of the foregoing or any labor dispute or Action that has had or would reasonably be expected to have a Parent Material Adverse Effect, has been threatened. Parent and its Subsidiaries are operating the business of Parent and its Subsidiaries in compliance with all Labor Laws other than non-compliance which has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.10      Employee Benefit Plans.

(a)      Each Parent Plan and, to Parent’s knowledge, each Parent Multiemployer Plan has been operated and administered in all material respects in accordance with its terms and the terms of all Collective Bargaining Agreements or any other labor-related agreements with any labor union or labor organization applicable to employees of Parent or any of its Subsidiaries and the requirements of all applicable Laws, including ERISA and the Code. As of the date hereof, no Action is pending or, to Parent’s knowledge, threatened with respect to any Parent Plan (other than claims for benefits in the ordinary course) that would result in any material liability to Parent and, to Parent’s knowledge, no fact or event exists that would give rise to any such Action. As of the date hereof, to Parent’s knowledge, (i) no Action is pending or threatened with respect to any Parent Multiemployer Plan (other than claims for benefits in the ordinary course) that would result in any material liability to Parent and (ii) no fact or event exists that would give rise to any such Action.

(b)      No withdrawal liability has been incurred under Title IV of ERISA by Parent or any of its ERISA Affiliates with respect to any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) which is or has been contributed to by Parent or any of its ERISA Affiliates at any time during the six-year period ending on the date of this Agreement or as to which Parent or any of its ERISA Affiliates has any liability (the “Parent Multiemployer Plans”), and no such liability would be incurred if Parent or any of its ERISA Affiliates were to withdraw from any Parent Multiemployer Plan in a complete or partial withdrawal. Parent has not agreed with any Person to be responsible for any liability under Title IV of ERISA with respect to any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(c)      With respect to any Parent Plan which is subject to Part 3 of Subtitle B of Title I or to Title IV of ERISA (a “Parent Title IV Plan”): (i) there is no lien under Section 412(n) of the Code by reason of an accumulated funding deficiency, whether or not waived, under Section 412 of the Code; (ii) no liability (other than liability for premiums) to the PBGC has been incurred and all premiums required to be paid to the PBGC have been paid by or on behalf of such Parent Title IV Plan; (iii) the assets of each Parent Title IV Plan equal or exceed the benefit liabilities of such Parent Title IV Plan determined on a termination basis; and (iv) as of the date hereof, Parent has received no actual notice from the PBGC that an event or condition exists which (A) would constitute grounds for termination of such Parent Title IV Plan by the PBGC or (B) has caused a partial termination of such Parent Title IV Plan.

(d)      All contributions to Parent Plans and, to Parent’s knowledge, the Parent Multiemployer Plans required to be made by applicable Law or the terms of the applicable Parent Plan have been timely made. Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS which has not been revoked (or in either case Parent has timely applied for same or will do so) and each trust established in connection with any Parent Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS which has not been revoked that it is so exempt, and, to Parent’s knowledge, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Parent Plan or the exempt status of any such trust. To Parent’s knowledge, each Parent Multiemployer Plan intended to be qualified under Section 401(a) of the Code is so qualified.

(e)      Except as would not reasonably be expected to result in material liability, neither Parent nor any of its ERISA Affiliates, and to Parent’s knowledge no other Person, has engaged in any transaction or acted or failed to act in any manner that would subject Parent or any of its ERISA Affiliates to any liability for breach of fiduciary duty under ERISA.

(f)      Except as would not reasonably be expected to result in material liability, neither Parent nor any of its ERISA Affiliates and, to Parent’s knowledge, no other Person has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) or (d) of the Code.

(g)      As of the date hereof, (i) all of the outstanding stock options issued by Parent were issued with an exercise price no less than the fair market value of the underlying stock at the actual date of grant or the Business Day immediately preceding the actual date of grant, and (ii) no shares of restricted Parent Common Stock provide for a deferral opportunity beyond vesting.

(h)      Except as would not reasonably be expected to result in material liability, none of the Parent Plans or Parent Multiemployer Plans provides medical, health or life insurance or any other welfare-type benefits for current or future retired or terminated employees of Parent or its Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Code Section 4980B).

(i)      To Parent’s knowledge, all of the Parent Plans (including such Plans of its Subsidiaries) that are nonqualified deferred compensation plans subject to Section 409A of the Code have been operated in compliance with Section 409A of the Code or applicable transition relief.

SECTION 5.11      Compliance with Laws. Each of Parent and its Subsidiaries is operating its business in compliance with all applicable Laws (including any zoning or building ordinance, code or approval), except to the extent any non-compliance with such Laws has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All Permits required to conduct the business of Parent and its Subsidiaries as currently conducted have been obtained by one or more of Parent or its Subsidiaries and all such Permits are in full force and effect and the business of Parent and its Subsidiaries is being operated in compliance therewith, except for such Permits the failure of which to possess or be in full force and effect or to be complied with has not had and would not reasonably be expected to have a Parent Material Adverse Effect (except that this sentence shall not apply to any Permits which are covered by Section 5.6).

SECTION 5.12      Parent SEC Reports and Parent Financial Statements.

(a)      Parent has timely filed all forms, reports and documents (including all exhibits) required to be filed by it with the SEC since February 28, 2004. The Parent SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Exchange Act or the Securities Act, as the case may be, and (ii) did not at the time they were filed (and, in the case of a registration statement, as of its effective date) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)      Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to immaterial normal year-end adjustments).

(c)      Except as set forth on or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of February 25, 2006 included in Parent’s Form 10-K for the year ended February 25, 2006 including the notes thereto, none of Parent or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) incurred since February 25, 2006 in the ordinary course of business generally consistent with past practice; (ii) that have not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) set forth on or reserved against in the consolidated balance sheet (including the notes thereto) of Parent and its Subsidiaries included in Parent’s quarterly report on Form 10-Q for the quarter ended October 28, 2006, including the notes thereto; or (iv) incurred to the extent permitted pursuant to Section 6.2(d).

(d)      Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of Parent or any of its Subsidiaries, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s audited financial statements or other Parent SEC Reports.

(e)      The audit committee of the Board of Directors of Parent has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3. Neither Parent nor any Subsidiary has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters. To Parent’s knowledge, no complaint seeking relief under Section 806 of SOX has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.

(f)      Parent has made all certifications and statements required by Sections 302 and 906 of SOX and the related rules and regulations promulgated thereunder with respect to the Parent SEC Reports. Parent and its Subsidiaries maintain a system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by Parent in reports that it files or submits under the Exchange Act is, in all material respects, recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Since February 28, 2004, Parent and its Subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(g)      Parent and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply in all material respects with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as would not have a Parent Material Adverse Effect, Parent and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

SECTION 5.13  Absence of Certain Changes. Since February 25, 2006 until the date hereof, there has not occurred any change, event or circumstance that has had or would be reasonably expected to have a Parent Material Adverse Effect. Except as expressly contemplated by this Agreement, since December 2, 2006 until the date hereof, Parent and its Subsidiaries have conducted their business in the ordinary course generally consistent with past practice in all material respects, and none of Parent or its Subsidiaries has:

(a)      amended its Charter, Amended and Restated By-Laws or other organizational documents;

(b)      adopted a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c)      (i) issued, sold, transferred or otherwise disposed of any shares of its capital stock, Voting Debt of Parent or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) granted or issued any options, warrants, securities or rights that are linked to the value of Parent Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combined, subdivided or reclassified any shares of its capital stock, (iv) declared, set aside or paid any dividend or other distribution with respect to any shares of its capital stock or (v) redeemed, purchased or otherwise acquired any shares of its capital stock or any rights, warrants or options to acquire any such shares or effected any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of capital stock of Parent’s Subsidiaries to Parent or a wholly owned Subsidiary of Parent, (B) issuances of shares of Parent Common Stock upon exercise of employee stock options or upon vesting of restricted stock units or restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Parent Plans and (D) dividends or distributions by any Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent;

(d)      issued any note, bond or other debt security or right to acquire any debt security, incurred or guaranteed any Indebtedness or entered into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangement having the economic effect of any of the foregoing, other than (i) trade or standby letters of credit in the ordinary course of business; (ii) in connection with new store openings or other actions in the ordinary course of business; (iii) pursuant to any existing credit agreement and other existing Contracts regarding other Indebtedness; (iv) issuances, incurrences or guarantees by Parent to any wholly owned Subsidiary of Parent or by a Subsidiary to Parent or any other wholly owned Subsidiary of Parent; (v) incurrences or guarantees of store leases; (vi) other guarantees required under any agreements or commitments existing as of the date of this Agreement; (vii) in connection with any equipment leases; (viii) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice; or (ix) guarantees of any Indebtedness permitted by the foregoing clauses (i) through (viii); or

(e)      entered into or consummated any transaction involving the acquisition (including, by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person for consideration to such Person in excess of $20.0 million in the aggregate (other than purchases of inventory or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice).

SECTION 5.14  Insurance. Parent maintains, with reputable insurers or through self-insurance, insurance in such amounts, including deductible arrangements, and of such a character as is customary for companies engaged in the same or similar business. All policies of title, fire, liability, casualty, business interruption, workers’ compensation and other forms of insurance including directors and officers insurance, held by Parent and its Subsidiaries as of the date hereof, are in full force and effect in accordance with their terms. Neither Parent nor any of its Subsidiaries is in default under any provisions of any such policy of insurance and neither Parent nor any of its Subsidiaries has received notice of cancellation of any such insurance except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.15  Ownership of Company Common Stock. Immediately prior to the date hereof, (i) neither Parent nor Merger Sub owns shares of Company Common Stock and (ii) neither Parent nor Merger Sub nor any of their “affiliates” or “associates” within the last three years has owned 15% or more of the outstanding shares of Company Common Stock in the aggregate (as such terms are defined in Section 203 of the DGCL).

SECTION 5.16  Solvency. Immediately following the Effective Time and after giving effect to the Merger, Parent will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature); (b) have unreasonably small capital with which to engage in its business; or (c) have incurred debts beyond its ability to pay them as they become due.

SECTION 5.17  Financing. Parent presently has cash resources, marketable assets (consisting of no less than 7.1 million shares of Metro, Inc. common stock) and binding written commitments from responsible financial institutions (the “Financing Commitments”), or a combination thereof, and at the Effective Time will have cash resources and Financing Commitments adequate to permit Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby on a timely basis and to fund the working capital needs of the Surviving Corporation and its Subsidiaries after the Closing, including any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments and all fees and expenses related to the foregoing. Section 5.17 of the Parent Disclosure Letter sets forth true and complete copies of the Financing Commitments. Except for such amendments or modifications, true and complete copies of which have been provided to the Company, none of the Financing Commitments has been amended or modified prior to the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect and are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing contemplated by the Financing Commitments, other than as set forth in the Financing Commitments. As of the date of this Agreement, Parent does not have any reason to believe any of the conditions to the financing contemplated by the Financing Commitments will not be satisfied or that the financing contemplated by the Financing Commitments will not be available to Parent and Merger Sub on the Closing Date.

ARTICLE VI

COVENANTS

SECTION 6.1     Conduct of the Business by the Company. From and after the date hereof to the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, except as (i) contemplated by this Agreement (including clauses (a) through (u) below), the Ancillary Agreements or the Company Budgets, (ii) listed in Section 6.1 of the Company Disclosure Letter or (iii) consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall and shall cause each of its Subsidiaries to use its commercially reasonable efforts to conduct its business in the ordinary course of business generally consistent with past practice and use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and key employees and keep its relationships with key customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period specified in the preceding sentence, except as (A) otherwise contemplated by this Agreement, the Ancillary Agreements or the Company Budgets, (B) listed in Section 6.1 of the Company Disclosure Letter or (C) consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions:

(a)      amend its Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws or other organizational documents other than as permitted by clause (b) below;

(b)      adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization (other than a merger, consolidation or other reorganization solely between wholly owned Subsidiaries);

(c)      (i) issue, sell, transfer or otherwise dispose of any shares of its capital stock, Voting Debt of the Company or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) grant or issue any options, warrants, securities or rights that are linked to the value of the Company Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combine, subdivide or reclassify any shares of its capital stock, (iv) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock or (v) redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of capital stock of the Company’s Subsidiaries to the Company or a wholly owned Subsidiary of the Company, (B) issuances of shares of Company Common Stock upon exercise of employee stock options, upon vesting of restricted stock units or restricted stock or pursuant to the 2000 Warrants or the 2005 Warrants or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Company Plans, (D) dividends or distributions by any Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company or (E) as contemplated by Section 3.3(a)(i);

(d)      (i) issue any note, bond or other debt security or right to acquire any debt security, incur or guarantee any Indebtedness or enter into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangements having the economic effect of any of the foregoing, other than (A) trade or standby letters of credit in the ordinary course of business; (B) in connection with new store openings or other actions in the ordinary course of business generally consistent with past practice; (C) pursuant to the Company Credit Agreement and other Contracts regarding other Indebtedness listed in the Company Disclosure Letter (including the “accordion” feature of the Company Credit Agreement); (D) as an alternative to the “accordion” feature of the Company Credit Agreement or to repay, prior to the Closing Date, amounts borrowed under the “accordion” feature of the Company Credit Agreement, mortgages not in excess of $40.0 million principal amount encumbering the Real Property identified in Section 6.1(d)(i)(D) of the Company Disclosure Letter; (E) issuances, incurrences or guarantees by the Company to any wholly owned Subsidiary of the Company or by a Subsidiary to the Company or any other wholly owned Subsidiary of the Company; (F) incurrences or guarantees of store leases; (G) other guarantees required under any agreements or commitments existing as of the date of this Agreement listed in the Company Disclosure Letter; (H) in connection with any equipment leases entered into in the ordinary course of business generally consistent with past practice; (I) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice; or (J) guarantees of any Indebtedness permitted by the foregoing clauses (A) through (I); (ii) amend or otherwise restructure the Company Credit Agreement in any manner that increases the amount of the commitments thereunder (except as permitted under clause (C)) or adds prepayment penalties; or (iii) incur any additional principal Indebtedness under the Company's indenture dated as of January 29, 2002;

(e)      (i) increase the benefits under any Company Plan or Collective Bargaining Agreement, (ii) increase the compensation or benefits payable to, or enter into any employment agreements with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries, (iii) grant any rights to severance, change in control or termination pay to, or enter into any severance or change in control agreement or arrangement with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries, or (iv) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Plan or Collective Bargaining Agreement, except (with respect to clauses (i) through (iv) above): (A) as required by applicable Law or under the terms of this Agreement or any Company Plan or employment Contract, including under any existing severance agreements or arrangements, or Collective Bargaining Agreement in existence as of the date of this Agreement listed in the Company Disclosure Letter; (B) in connection with (1) the renegotiation or amendment of any Collective Bargaining Agreement that is scheduled to expire in 2007 or 2008 or (2) the negotiation or amendment of any other Collective Bargaining Agreement that would not materially adversely affect the Company and its Subsidiaries as a whole; (C) the entry into voluntary severance arrangements not announced prior to the date hereof with employees below the store-manager level in an amount in excess of $2.0 million in the aggregate; (D) with respect to clauses (i) and (ii) above, in the ordinary course of business with respect to employees who are not Executive Officers (increases of any of the foregoing in connections with promotions being deemed ordinary course of business generally consistent with past practice); or (E) in connection with hiring of an individual to replace any existing Executive Officer the base salary of whom is not in excess of 150% of the base salary of the Executive Officer whom such individual replaces;

(f)      enter into or consummate any transaction involving the acquisition (including by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person that would materially impair or delay the consummation of the transactions contemplated by this Agreement or for consideration to such Person in excess of $10,000,000 in the aggregate (other than purchases of inventory, or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice);

(g)      sell, lease, license or otherwise dispose of fixed assets or personal property for consideration in excess of $3,000,000 in the aggregate, except (i) pursuant to existing Contracts, (ii) for sales of inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice, (iii) in connection with the termination or closure of any Facility permitted by Section 6.1(n), or (iv) pursuant to any Company Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice;

(h)      encumber any assets or property that are material to the Company and its Subsidiaries taken as a whole, except for Encumbrances (i) that would constitute a Permitted Encumbrance; (ii) related to any Indebtedness that may be incurred pursuant to Section 6.1(d); (iii) pursuant to existing Contracts; or (iv) pursuant to any Company Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice;

(i)      make any capital expenditures in excess of $5,000,000 in any year, except (i) for the total amount contemplated by the Company Budgets (provided that the Company may not make capital expenditures for “Capital Expenditures—System Initiatives—Software” in an amount greater than the amount allocated therefore in the Company Budgets), (ii) in connection with the opening of a Facility in the ordinary course of business generally consistent with past practice or (iii) any emergency repair of a Facility or reconstruction or repair due to casualty losses at a Facility;

(j)      settle any Action or threatened Action involving a payment by the Company or any of its Subsidiaries which would reasonably be expected to have a Company Material Adverse Effect;

(k)      change any of its material accounting policies or practices, except as may be required by GAAP or the rules and regulations of the SEC or by changes in GAAP or such SEC rules and regulations;

(l)      (i) make, change or revoke any material election in respect of Taxes, (ii) adopt or change any material accounting method in respect of Taxes, (iii) enter into any Tax allocation agreement, Tax-sharing agreement, Tax indemnity agreement or closing agreement, (iv) settle or compromise any material claim, notice, audit report or assessment in respect of Taxes, or (v) surrender any right to claim a material refund of Taxes;

(m)      effect any sale and leaseback transactions except in the ordinary course of business generally consistent with past practice;

(n)      terminate or close any Facility or make any announcement of the intention to do so, except in the ordinary course of business generally consistent with past practice;

(o)      enter into any consulting Contract requiring payments by the Company in excess of $250,000 other than in the ordinary course of business generally consistent with past practice and other than those cancelable (without giving rise to any penalty or additional cost or liability (other than for services performed prior to such cancellation)) within 90 days;

(p)      (i) delay payments of accounts payable and other obligations in a manner other than in the ordinary course of business generally consistent with past practice or (ii) accelerate the collection of receivables or modify the payment terms of any receivables other than in the ordinary course of business generally consistent with past practice;

(q)      except as permitted in clause (e) above, enter into any new Contract or modify or amend any existing Contract with (i) an Executive Officer, director, or control persons of the Company or any of its Subsidiaries or (ii) Yucaipa or any of its Affiliates (other than the Company and its Subsidiaries) or an executive officer, director or control person of Yucaipa;

(r)      incur out-of-pocket fees and expenses for investment banking, financial advisory services or due to Yucaipa and its Affiliates in connection with the transactions contemplated by this Agreement in excess of the amounts set forth in Section 6.1(r) of the Company Disclosure Letter;

(s)      materially adversely modify or amend or extend prior to the expiration date thereof any Contract set forth in Section 6.1(s) of the Company Disclosure Letter;

(t)      adopt, or propose to adopt, or maintain any shareholders’ rights plan, “poison pill” or other similar plan or agreement, unless Parent and Merger Sub are exempted from the provisions of such shareholders’ rights plan, “poison pill,” or other similar plan or agreement; or

(u)      agree or commit by Contract or otherwise to do any of the foregoing.

Nothing contained in this Section 6.1 or anywhere else in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time.

SECTION 6.2     Conduct of the Business by Parent. From and after the date hereof to the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, except as (i) contemplated by this Agreement (including clauses (a) through (h) below) or the Ancillary Agreements, (ii) listed in Section 6.2 of the Parent Disclosure Letter or (iii) consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), Parent shall and shall cause each of its Subsidiaries to use its commercially reasonable efforts to conduct its business in the ordinary course of business generally consistent with past practice and use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and key employees and keep its relationships with key customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period specified in the preceding sentence, except as (A) otherwise contemplated by this Agreement or the Ancillary Agreements, (B) listed in Section 6.2 of the Parent Disclosure Letter or (C) consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), Parent and Merger Sub shall not, and Parent shall cause each of its Subsidiaries not to, take any of the following actions:

(a)      amend its Charter, Amended and Restated By-Laws or other organizational documents (other than (i) as permitted by clause (b) below, (ii) an amendment of Parent’s Charter to effect the Preemptive Rights Charter Amendment, (iii) any amendment of Parent’s Charter approved by Parent’s stockholders at Parent’s 2007 annual meeting of stockholders relating solely to the elimination of the preemptive rights contained in Article 7 of Parent’s Charter or indemnification or exculpation rights of Parent’s officers and directors, (iv) an amendment of Parent’s Amended and Restated By-Laws as set forth in Section 6.2(a) of the Parent Disclosure Letter or (v) necessary to effect Parent’s reorganization into a holding company structure (provided that no such reorganization shall require a vote of the stockholders of Parent or materially impair or delay the consummation of the transactions contemplated by this Agreement));

(b)      adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization (other than a merger, consolidation or other reorganization between wholly owned subsidiaries or in connection with the formation of one or more parent holding companies);

(c)      (i) issue, sell, transfer or otherwise dispose of any shares of its capital stock, Voting Debt of Parent or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) grant or issue any options, warrants, securities or rights that are linked to the value of Parent Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combine, subdivide or reclassify any shares of its capital stock, (iv) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock or (v) redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of Parent Common Stock, Voting Debt or other capital stock of Parent not in excess of 33 1/3% of the outstanding shares of Parent Common Stock as of the date hereof, (B) issuances of capital stock of Parent’s Subsidiaries to Parent or a wholly owned Subsidiary of Parent, (C) issuances of shares of Parent Common Stock upon exercise of employee stock options or upon vesting of restricted stock units or restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (D) grants made pursuant to Parent Plans, (E) dividends or distributions by any Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent or (F) issuances of Parent Common Stock in connection with the Merger or the other transactions contemplated by this Agreement;

(d)      issue any note, bond or other debt security or right to acquire any debt security, incur or guarantee any Indebtedness or enter into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangements having the economic effect of any of the foregoing, other than (i) trade or standby letters of credit in the ordinary course of business; (ii) in connection with new store openings or other actions in the ordinary course of business generally consistent with past practice; (iii) pursuant to any credit agreement existing as of the date of this Agreement and other Contracts regarding other Indebtedness existing as of the date of this Agreement; (iv) issuances, incurrences or guarantees by Parent to any wholly owned Subsidiary of Parent or by a Subsidiary to Parent or any other wholly owned Subsidiary of Parent; (v) incurrences or guarantees of store leases; (vi) other guarantees required under any agreements or commitments existing as of the date of this Agreement; (vii) in connection with any equipment leases or equipment financings entered into in the ordinary course of business generally consistent with past practice; (viii) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice; (ix) guarantees of any Indebtedness, permitted by the foregoing clauses (i) through (viii); (x) at the Effective Time, in connection with the Merger or the other transactions entered into in connection with this Agreement; and (xi) other Indebtedness not in excess of $100.0 million in the aggregate;

(e)      enter into or consummate any transaction involving the acquisition (including by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person that would materially impair or delay the consummation of the transactions contemplated by this Agreement or for consideration to such Person in excess of $75.0 million in the aggregate (other than purchases of inventory or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice);

(f)      sell, lease, license or otherwise dispose of assets or property in a transaction that would materially delay Parent’s ability to consummate the Financing;

(g)      (i) delay payments of accounts payable and other obligations in a manner other than in the ordinary course of business generally consistent with past practice or (ii) accelerate the collection of receivables or modify the payment terms of any receivables other than in the ordinary course of business generally consistent with past practice; or

(h)	agree or commit by Contract or otherwise to do any of the foregoing.

Nothing contained in this Section 6.2 or anywhere else in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or Parent’s Subsidiaries’ operations.

SECTION 6.3      No Solicitation; Other Offers.

(a)      Subject to Section 6.3(b), from and after the date hereof through the earlier of the Effective Time or the termination of this Agreement, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of their Representatives to, directly or indirectly, (i) solicit or knowingly encourage or facilitate the submission of any Company Proposal; (ii) enter into, initiate or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or assist or knowingly encourage any effort by any Third Party or 13D Group that is seeking to make, or has made, or may reasonably be expected to make, a Company Proposal; (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, other than a standstill provision contained in a confidentiality agreement entered into with such Person pursuant to Section 6.3(b)(ii); or (iv) enter into any agreement with respect to a Company Proposal other than a confidentiality agreement permitted by Section 6.3(b). The Company shall, shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause the Representatives of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any Third Party or 13D Group conducted prior to the date hereof with respect to any Company Proposal and shall use its commercially reasonable efforts to cause any such Third Party or 13D Group (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company prior to the date hereof to return or destroy all such information. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.3(a) by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 6.3(a) by the Company.

(b)      Notwithstanding the foregoing, if the Company receives a Company Proposal that was not solicited, or knowingly encouraged or facilitated, by the Company in violation of Section 6.3(a), and which either constitutes a Superior Proposal or which the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, would reasonably be expected to result in a Superior Proposal, and the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that failing to take such action described in clause (i) or (ii) below would be inconsistent with its fiduciary duties under applicable Law, then, prior to the receipt of the Company Stockholder Approval, the Company, directly or indirectly through its Representatives, may (i) engage in negotiations or discussions (including the solicitation of a revised Company Proposal) with such Third Party or 13D Group and (ii) furnish to such Third Party or 13D Group and its attorneys, auditors, advisors and financing sources non-public information relating to, and afford such Third Party or 13D Group access to, the business, properties, assets, books and records of the Company or any of its Subsidiaries pursuant to a confidentiality agreement no less favorable to the Company than the Confidentiality Agreement. The Company shall provide as promptly as practicable, to Parent any material information provided to such Third Party or 13D Group that has not previously been provided to Parent. Nothing contained herein shall prevent the Board of Directors of the Company from complying with Rule 14e-2(a) and Rule 14d-9 under the Exchange Act with regard to a Company Proposal, or from making any other legally required disclosure to the stockholders of the Company with regard to the Company Proposal under federal securities Laws, the regulations of any national securities exchange on which the Company Common Stock is listed or as required under Delaware Law. For the avoidance of doubt, for all purposes under this Agreement, including Article VIII, any disclosure by the Board of Directors of the status of any Company Proposal (without comment on the merits thereof) or any stop-look-listen communication under Rule 14d-9(f) shall not, in and of itself, be considered an Adverse Recommendation Change or a violation of this Section 6.3.

(c)      Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent), or propose to withdraw (or modify in a manner adverse to Parent), the recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger or (B) publicly recommend the approval or adoption of, or propose to recommend, any Company Proposal or Superior Proposal (any action described in this clause (i) whether or not required by Law, being referred to as an “Adverse Recommendation Change”); or (ii) cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Company Proposal, other than any confidentiality agreement referred to in Section 6.3(b). Notwithstanding the foregoing or anything else in this Section 6.3 or otherwise in this Agreement to the contrary, at any time prior to receipt of Company Stockholder Approval, the Board of Directors of the Company may, if, after consultation with its outside counsel, it determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, make an Adverse Recommendation Change; provided, however, that the Board of Directors of the Company shall not make an Adverse Recommendation Change until after the fifth Business Day following Parent’s receipt of written notice (a “Notice of Adverse Change”) from the Company advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including (if such change is due to a Superior Proposal) the material terms and conditions of any Superior Proposal (including a summary of the financial, legal, regulatory or other aspects that related to the Board of Directors of the Company’s determination that such Company Proposal is a Superior Proposal) that is the basis of the proposed action by such Board of Directors (it being understood and agreed that, prior to taking any such action, the Company shall discuss with Parent and consider in good faith any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise).

(d)      In addition to the obligations of the Company set forth in Sections 6.3(b) and (c), the Company shall as promptly as practicable advise Parent in writing of the receipt after the date of this Agreement of any Company Proposal or any inquiry that could reasonably be expected to lead to any Company Proposal or inquiry, the material terms and conditions of any such Company Proposal or inquiry and the identity of the Third Party or 13D Group making any such Company Proposal or inquiry. The Company shall keep Parent fully informed in all material respects of the status of (including any material developments with respect to) any such Company Proposal or inquiry (including any material changes thereto).

SECTION 6.4      Stockholders Meetings.

(a)      Company Stockholders Meeting. The Company shall (i) as soon as practicable following the date of this Agreement, establish a record date (which shall be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”), which meeting shall be scheduled for not later than the 23rd Business Day following the mailing of the Joint Proxy Statement to the Company’s stockholders (but which may be adjourned or postponed as required by the federal securities Laws, the regulations of any national securities exchange on which the Company Common Stock is listed or Delaware Law) and shall take place promptly and in any event not later than 60 days after the mailing of the Joint Proxy Statement to the Company’s stockholders (or such later date as required by the federal securities Laws, the regulations of any national securities exchange on which the Company Common Stock is listed or Delaware Law) for the purpose of obtaining the Company Stockholder Approval, and hold a vote of the stockholders of the Company on the Merger and the Merger Agreement at the Company Stockholders Meeting, and (ii) subject to Section 6.3(c), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to Section 6.4(a)(i) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to the Company of any Company Proposal or Superior Proposal or (B) any Adverse Recommendation Change (provided, however, that nothing in this sentence shall affect the Company’s right to terminate this Agreement in accordance with Article VIII). The Company agrees that it shall not submit to the vote of the stockholders of the Company any Company Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s stockholders with respect to the Merger at the Company Stockholders Meeting.

(b)      Parent Stockholders Meeting. Parent shall (i) as soon as practicable following the date of this Agreement, establish a record date (which shall be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”), which meeting shall be scheduled for not later than the 23rd Business Day following the mailing of the Joint Proxy Statement to Parent’s stockholders (but which may be adjourned or postponed as required by the federal securities Laws, the regulations of any national securities exchange on which the Parent Common Stock is listed or Maryland Law) and shall take place promptly and in any event not later than 60 days after the mailing of the Joint Proxy Statement to the Parent’s stockholders (or such later date as required by the federal securities Laws, the regulations of any national securities exchange on which the Parent Common Stock is listed or Maryland Law) for the purpose of obtaining the Parent Stockholder Approval and hold a vote of the stockholders of Parent on the Share Issuance and the Preemptive Rights Charter Amendment at the Parent Stockholders Meeting, and (ii) through its Board of Directors, recommend to its stockholders the Share Issuance and the Preemptive Rights Charter Amendment. Parent agrees that it shall not submit to the vote of the stockholders of Parent at the Parent Stockholders Meeting any matters other than the approval of the Share Issuance and the Preemptive Rights Charter Amendment. The approval of the Share Issuance and the Preemptive Rights Charter Amendment shall be conditioned on each other, such that neither shall be deemed to be approved unless both are approved by the Parent stockholders.

SECTION 6.5      Financing.

(a)      Each of Parent and Merger Sub shall use, and shall cause each of its Affiliates to use, its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable (including complying with its obligation under Section 6.5(b)) to arrange and obtain the full proceeds of the Financing Commitments (the “Financing”) on the terms and conditions described in the Financing Commitments, including using its best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein, (iii) to satisfy (or cause their Affiliates to satisfy) on a timely basis all conditions, and otherwise comply with all terms, applicable to Parent and Merger Sub (or their Affiliates) in such definitive agreements and (iv) consummate the Financing contemplated by the Financing Commitments at or prior to Closing. In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent and Merger Sub shall promptly use its best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event but not later than the last day of the Marketing Period. Parent shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing. Parent shall give the Company prompt notice of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments. Each of Parent and Merger Sub shall refrain (and shall use its best efforts to cause its Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing. Parent shall keep the Company fully informed in all material respects of the status of Parent’s and Merger Sub’s efforts to arrange the Financing. Parent and Merger Sub shall not amend, supplement, modify or waive any provision or remedy under the Financing Commitments or the definitive agreements relating to the Financing, without the consent of the Company, which consent shall not be unreasonably withheld or delayed. For the avoidance of doubt, in the event (x) all or a portion of Financing Commitments structured as notes has not been consummated, (y) all conditions contained in Article VII have been satisfied or waived (other than those contained in Sections 7.2(c) and 7.3(c) and those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and (z) the bridge facilities contemplated by the Financing Commitments (or alternative financing obtained in accordance with this Section 6.5(a)) are available, then Parent and Merger Sub shall use the proceeds of such bridge financing (or alternative financing) for the purpose of consummating the transactions contemplated by this Agreement.

(b)      Parent shall, or shall cause its Subsidiaries, to sell or otherwise dispose of up to 7.1 million shares of Metro, Inc. common stock within 90 days of the date of this Agreement; provided, however, if the net cash proceeds to Parent of such disposition are less than $190.0 million, then Parent shall issue and sell within such 90-day period shares of Parent Common Stock and/or its preferred stock sufficient to generate net cash proceeds in an amount equal to the difference between $190.0 million and the net cash proceeds received from the sale or disposition of such Metro, Inc. common stock. The net cash proceeds of such sale or disposition, together with the net cash proceeds of any such issuance and sale of Parent Common Stock and/or Parent’s preferred stock, shall be deposited into a blocked account at Bank of America on which Parent’s lenders under its credit agreement existing as of the date of this Agreement have a first priority security interest and shall be held (without diminution) in such account through the Closing, free and clear of all other Encumbrances. The funds in the blocked account shall be used as part of the consideration for the transactions under the Agreement and, pending such use, may be used (without diminution) to support letters of credit under Parent’s credit agreement existing as of the date of this Agreement.

(c)      From the date hereof until the Closing Date or the earlier termination of this Agreement, the Company shall, and shall use its best efforts to cause (to the extent within its control) each of its officers, employees and other Representatives to, provide such cooperation as is reasonably requested by Parent in connection with the arrangement of the Financing, including (i) causing appropriate officers to be available, on a customary basis and on reasonable advance notice, to attend due diligence sessions, sessions with ratings agencies, meetings, presentations, and, during the Marketing Period and road shows; (ii) assisting with the preparation of materials for rating agency presentations, information and offering memoranda, business projections and financial statements, to the extent relating to the Company; (iii) issuing customary representation letters to auditors and using its best efforts to cause its independent accountants to provide reasonable assistance to Parent, including requesting such accountants to provide consent to Parent to use their audit reports relating to the Company and to prepare and deliver any customary “comfort letters”; (iv) providing reasonable access to the Real Property during normal business hours to the extent required by the Financing Commitments; (v) as promptly as reasonably practicable, furnishing Parent and its debt financing sources financial statements, pro forma financial information, financial data, audit reports and other information relating to the Company of the type required by Regulation S-X and Regulation S-K under the Securities Act and the other accounting rules and regulations of the SEC as may reasonably be requested by Parent and of the type and form required to be included in a registered public offering on Form S-1 (all such information in this clause (v), the “Required Information”); (vi) cooperating in satisfying the conditions set forth in the Financing Commitments (to the extent the satisfaction of such condition requires the cooperation of the Company); (vii) promptly providing monthly financial statements (excluding footnotes) to the extent available and prepared by the Company in the ordinary course of business generally consistent with past practice; (viii) executing and delivering, as of the Effective Time, any pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Financing Commitments as may be reasonably requested by Parent (including a customary representation letter of the chief financial officer of the Company or any Subsidiary of the Company with respect to consents of accountants for use of their reports in any materials relating to the debt financing contemplated by the Financing Commitments) and otherwise reasonably facilitating the pledging of collateral (including obtaining the insurance, surveys, releases, terminations, waivers, consents, estoppels and approvals as may be required in connection therewith) contemplated by the Financing Commitments; and (ix) as of the Effective Time, taking all corporate actions necessary to authorize the consummation of the financing contemplated by the Financing Commitments. The Company will periodically update any such Required Information to be included in an offering document to be used in connection with such financing so that such Required Information complies with clause (v) of the preceding sentence. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the financing contemplated by the Financing Commitments; provided that such logos are used solely in a manner that is not intended to or likely to harm or disparage the Company or its Subsidiaries. All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their Representatives pursuant to this Section 6.5(b) shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential investors as required in connection with the Financing subject to customary confidentiality protections.

(d)      Neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability in connection with the Financing prior to the Effective Time.

(e)      If this Agreement is terminated by Parent or the Company pursuant to Section 8.1, then Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses incurred by or on behalf of the Company solely as a result of its compliance with this Section 6.5.

(f)      Nothing contained in this Section 6.5 or otherwise shall require the Company to be an issuer or other obligor with respect to the Financing prior to the Closing.

(g)      If, prior to the Effective Time, the Company incurs debt under the “accordion” feature of the Company Credit Agreement, then the Company shall use its best efforts to facilitate the mortgaging of the owned Real Property identified in Section 6.1(d)(i)(D) of the Company Disclosure Letter (including obtaining surveys, releases, terminations, waivers, consents, estoppels and approvals as may be required in connection therewith) by Parent at the Effective Time.

SECTION 6.6      Filings; Authorizations.

(a)      The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly provide or file or cause to be provided or filed all necessary filings with Governmental Entities and any additional information requested by any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b)      Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly inform each other and provide each other with copies of any material communication or correspondence made to or received by, such party or its advisors from any Governmental Entity regarding any of the transactions contemplated by this Agreement and shall promptly cooperate and consult with respect to the preparation and submission of any filings, communication or correspondence with a Governmental Entity that may be required by Law or be considered by Parent, after consultation with the Company, to be desirable, as well as with respect to the preparation and submission of any information requested by a Governmental Entity, including, to the extent practicable and subject to the terms of the Confidentiality Agreement and any restrictions under the Antitrust Laws, by providing to Parent, in the case of the Company, or the Company, in the case of Parent, or its outside counsel information and assistance that may reasonably be requested for such purpose. Any such filings, materials or information marked or designated by the providing party as “Highly Confidential” shall be disclosed only to outside legal counsel and expert consultants to the recipient party and shall be redacted from any copies of filings or other materials that may be disclosed to the recipient party or other Representatives of the recipient party. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, to the extent practicable, permit the other to review any material communication, correspondence, submission or filing between it (or its advisors) and any Governmental Entity relating to this Agreement and shall, to the extent practicable, consult with the other in advance of any telephone calls, meetings or conferences with, any Governmental Entity and, to the extent practicable, give the other party the opportunity to attend and participate in such telephone calls, meetings and conferences.

(c)      In addition to the agreements set forth in Section 6.6(a), the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall (i) as promptly as practicable take all actions necessary to make the filings required under the HSR Act but in any event not later than ten Business Days following the date of this Agreement and (ii) use their respective best efforts to substantially comply at the earliest practicable date with any request for additional information or documentary material received by Parent, the Company or any of their respective Subsidiaries or Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act or from any state attorney general unless Parent and the Company mutually determine that it is reasonable under the circumstances not to comply substantially with any requests for additional information and documentary material under the HSR Act.

(d)      The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly cooperate with one another in determining whether any filing with a Governmental Entity, in addition to the HSR Act filings set forth in Section 6.6(c), is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties shall furnish such information as may be required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers.

(e)      Without limiting Section 6.6(a), each of the Company, Parent and Merger Sub shall, subject to the termination rights set forth in Sections 8.1(c)(iii) and (iv), use their respective best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable and to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law. In furtherance of the foregoing, Parent and Merger Sub shall use their best efforts to (i) seek to avoid the entry of, or seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of a court or any other Governmental Entity that would restrain, prevent or delay the Closing, including by defending through litigation any Action asserted by any Person in any court or before any other Governmental Entity and by exhausting all avenues of appeal and (ii) take, or cause to be taken, all other actions necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, divestiture or disposition of such stores, businesses or other assets of Parent or any of its Subsidiaries or, after the Effective Time, of the Company or of any of its Subsidiaries and (B) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or its ability to retain, one or more of their respective stores, businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any judgment, decree, ruling, injunction, temporary restraining order, or other order or judgment in any Action, which would otherwise have the effect of preventing or materially delaying the Closing; provided, however, that Parent may enter into agreements with a Governmental Entity to delay for reasonable periods of time the consummation of the Merger, except that (i) no such agreement shall delay the consummation of the Merger to a date later than December 4, 2007; (ii) if, at the time of entering into the agreement, it is reasonably likely that Parent, Merger Sub and/or the Company, in the aggregate, would not be required to divest, sell, transfer and/or otherwise dispose of, stores, businesses or other assets of Parent and/or the Company or of any of their Subsidiaries with aggregated Allocated Amounts in excess of the Threshold Amount in order to consummate the transactions contemplated by this Agreement, then no such agreement shall be entered without the consent of the Company (which consent shall not be unreasonably withheld or delayed); and (iii) prior to entering into any such agreement, Parent shall provide the Company with not fewer than five Business Days prior written notice of its intention to do so and during such period Parent shall discuss with the Company such agreement and shall consider in good faith any comments by the Company (which the Company shall promptly provide) regarding such agreement. Notwithstanding anything in this Agreement to the contrary, prior to December 5, 2007, Parent shall not be required to divest, sell, transfer and/or otherwise dispose of, stores, businesses or other assets of Parent and/or the Company or of any of their Subsidiaries with aggregated Allocated Amounts in excess of the Threshold Amount, or enter into any agreement to do any of the foregoing. In no event will Parent or Merger Sub be entitled to any adjustment to or diminution of the Aggregate Merger Consideration.

SECTION 6.7     Director and Officer Liability; Indemnification; Excess Benefit Plans.

(a)      Parent and the Surviving Corporation agree that all rights to indemnification and all limitations on liability for acts or omissions occurring prior to the Effective Time existing in favor of any individual who, on or prior to the Effective Time, is or was a current or former officer or director of any of the Company or its Subsidiaries (collectively, the “Company Indemnitees”), as provided in (i) the organizational documents of any of the Company or its Subsidiaries in effect on the date of this Agreement or (ii) any agreement providing for indemnification by any of the Company or its Subsidiaries of any Company Indemnitee in effect on the date of this Agreement to which any of the Company or its Subsidiaries is a party or by which it is bound and which has been set forth in Section 6.7(a) of the Company Disclosure Letter, shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by Parent and the Surviving Corporation and its Subsidiaries after the Effective Time. In addition, notwithstanding anything herein to the contrary, Parent shall pay, or cause to be paid, all of the benefits in respect of any employee to which the employee (or his or her beneficiaries) is entitled under the terms of the supplemental retirement and excess benefit plans and agreements set forth in Section 4.10(n) of the Company Disclosure Letter as in effect immediately prior to the Effective Time. Parent shall, and shall cause each of the Surviving Corporation and Parent’s Subsidiaries to, take all actions required by, and otherwise comply with, the provisions of this Section 6.7(a). Prior to the Effective Time, the Company shall obtain, at Parent’s expense, “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance covering those directors and officers of the Company and its Subsidiaries who, immediately prior to the Effective Time, were covered by the Company’s existing directors’ and officers’ liability insurance policies and in amount and scope at least as favorable to such directors and officers as such existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; provided that the aggregate premiums for such policies do not exceed an amount equal to 300% of the current annual premium of the Company’s existing directors’ and officers’ liability insurance as in effect on the date of this Agreement.

(b)      The Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification, except to the extent required by any applicable Law adopted, amended or reinterpreted after the date of this Agreement, than those set forth in the Certificate of Incorporation and the By-Laws of the Company, respectively, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of the Subsidiaries.

(c)      In the event Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall succeed to the obligations set forth in this Section 6.7.

(d)      The obligations and liability of Parent, the Surviving Corporation and its Subsidiaries under this Section 6.7 shall be joint and several.

(e)      It is expressly agreed that the Company Indemnitees and each employee (and, if deceased, his or her heirs or beneficiaries) to whom this Section 6.7 applies shall be third party beneficiaries of the obligations to such persons set forth in this Section 6.7. The obligations of Parent, the Surviving Corporation and its Subsidiaries under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnitee or employee (or, if deceased, his or her heirs of beneficiaries) to whom this Section applies under this Section 6.7 without the consent of such affected Person.

SECTION 6.8      Access to Information.

(a)      From the date hereof to the Closing Date or the earlier termination of this Agreement, the Company shall, to the extent consistent with applicable Law (including Antitrust Law), afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the officers, employees, agents, properties, offices and other Facilities of the Company and its Subsidiaries and to their books and records, and shall furnish Parent with available monthly (or more frequently during the Marketing Period) financial, operating and other data and information with respect to the business and properties of the Company and its Subsidiaries as Parent may reasonably request (including daily working capital reports from the beginning of the Marketing Period until the Closing Date) (other than information concerning a Company Proposal or a Superior Proposal, each of which shall be governed by Section 6.3). In exercising its rights hereunder, Parent shall (and shall cause each of its Representatives to) conduct itself so as not to interfere in the conduct of the business of the Company and its Subsidiaries prior to Closing. Parent and Merger Sub acknowledge and agree that they and their Representatives shall not contact any officers, employees, landlords, tenants, licensees, franchisees, customers or agents of the Company and its Subsidiaries unless consented to by the Company (such consent not to be unreasonably withheld or delayed) and that any contact hereunder shall be arranged and supervised by Representatives of the Company, unless the Company otherwise expressly consents with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, neither the Company nor any of its Affiliates shall be required to disclose to Parent or any agent or Representative thereof any information (i) if doing so could violate any Contract to which the Company or any of its Affiliates is a party or Law to which the Company or any of its Affiliates is subject or (ii) which the Company or any of its Affiliates believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges); provided that the Company shall seek to obtain any consent required under any such Contract to permit such disclosure; provided, further, that if the Company or any of its Affiliates believes in good faith that any such disclosure may result in a loss of the ability to successfully assert a claim of privilege, the Company and Parent shall use commercially reasonable efforts to cooperate and explore in good faith whether a method could be used to permit disclosure by the Company or its Representatives without waiving such privilege.

(b)      From the date hereof to the Effective Time or the earlier termination of this Agreement, Parent shall, to the extent consistent with applicable Law (including Antitrust Law), afford the Company and its Representatives reasonable access during normal business hours, upon reasonable notice, to the officers, employees, agents, properties, offices and other Facilities of Parent and its Subsidiaries and to their books and records. Notwithstanding anything to the contrary set forth in this Agreement, neither Parent nor any of its Affiliates shall be required to disclose to the Company or any agent or Representative thereof any information (i) if doing so could violate any Contract to which Parent or any of its Affiliates is a party or Law to which Parent or any of its Affiliates is subject or (ii) which Parent or any of its Affiliates believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges); provided that Parent shall seek to obtain any consent required under any such Contract to permit such disclosure; provided, further, that if Parent or any of its Affiliates believes in good faith that any such disclosure may result in a loss of the ability to successfully assert a claim of privilege, Parent and Company shall use commercially reasonable efforts to cooperate and explore in good faith whether a method could be used to permit disclosure by Parent or its Representatives without waiving such privilege.

(c)      All information exchanged pursuant to this Section 6.8 shall be subject to the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect pursuant to its terms; provided, however, that from and after the date hereof until the termination of this Agreement, the term “significant employee” (as defined in Section 9 of the Confidentiality Agreement) shall mean, with respect to either Parent or the Company, any assistant store manager.

SECTION 6.9     Publicity. Parent and the Company shall communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement. Parent and the Company agree that no public release or announcement concerning the transactions contemplated hereby or by the Ancillary Agreements shall be issued by either of them without the prior consent of the other, except as such release or announcement may be required by Law or the rules and regulations of any stock exchange upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance.

SECTION 6.10     Preparation of the Form S-4 and the Joint Proxy Statement.

(a)      As soon as practicable following the date of this Agreement, (i) the Company and Parent shall prepare and file with the SEC a joint proxy statement(s)/prospectus(es) for the Company Stockholder Approval and the Parent Stockholder Approval (as amended and supplemented from time to time, the “Joint Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 in connection with the Share Issuance in the Merger (as amended and supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus. Each of the Company and Parent shall, and shall cause its respective counsel, accountants and other advisors to, use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including causing accountants to deliver necessary or required instruments such as opinions, consents and certifications) and to keep the Form S-4 effective for so long as necessary to complete the Merger. The Company will cause the Joint Proxy Statement to be mailed to the Company’s stockholders and Parent will cause the Joint Proxy Statement to be mailed to Parent’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified, filing a general consent to service of process or subjecting itself to taxation in any such jurisdiction if it is not otherwise so subject) reasonably required to be taken under any applicable state securities Laws in connection with the Share Issuance in the Merger and the receipt of the Preemptive Rights Charter Amendment, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested by Parent in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement and the Form S-4. The parties shall cooperate and notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information, and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Form S-4, the Merger, the Preemptive Rights Charter Amendment or the other transactions contemplated by this Agreement. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other parties a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the stockholders of the Company.

(b)      None of the information supplied or to be supplied by the Company, on the one hand, or Parent and Merger Sub, on the other hand, for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act.

(c)      Parent may not include in the Joint Proxy Statement any proposals seeking shareholder approval, other than approval of the Share Issuance and the Preemptive Rights Charter Amendment.

SECTION 6.11      Company Senior Subordinated Notes.

(a)      Unless otherwise requested by Parent pursuant to Section 6.11(b) below, the Company shall promptly at a time reasonably acceptable to the Company and Parent, commence an offer to purchase, and a related consent solicitation (the “Consent Solicitation”), with respect to any and all of the outstanding aggregate principal amount of the Existing Notes on price terms that are acceptable to Parent and such other customary terms and conditions (including selection of the dealer manager(s)) as are reasonably acceptable to the Company and Parent to be consummated substantially simultaneously with the Closing using funds provided by Parent (including the related Consent Solicitation, the “Debt Tender Offer”), and Parent shall assist the Company in connection therewith. The Company shall take all corporate actions necessary to effect the Debt Tender Offer and the Consent Solicitation. Promptly following the expiration date of the Consent Solicitation, assuming the requisite consents are received with respect to the Existing Notes, the Company shall execute a supplemental indenture to the indenture governing the Existing Notes (the “Indenture”), amending the terms and provisions of the Indenture as reasonably requested by Parent and as set forth in the Debt Tender Offer documents sent to holders of the Existing Notes (which amendment may include the elimination of all or substantially all of the covenants contained in the Existing Notes or the Indenture which can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof), which supplemental indenture shall become operative immediately upon the Effective Time, and shall use its commercially reasonable efforts to cause the trustee under the Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing. The Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offer. The closing of the Debt Tender Offer shall be conditioned on the occurrence of the Closing, and the parties shall use commercially reasonable efforts to cause the Debt Tender Offer to close on the Closing Date; provided that the consummation of the Consent Solicitation and the Debt Tender Offer shall not be a condition to Closing. Concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offer, the Surviving Corporation shall accept for purchase and purchase the Existing Notes properly tendered and not properly withdrawn in the Debt Tender Offer using funds provided by or at the direction of Parent. Parent hereby covenants and agrees to provide (or cause to be provided) immediately available funds to the Company for the full payment at the Effective Time of all the Existing Notes properly tendered and not withdrawn to the extent required pursuant to the terms of the Consent Solicitation or the Debt Tender Offer.

(b)      If requested by Parent in writing, in lieu of commencing a Debt Tender Offer for the Existing Notes, the Company shall, to the extent permitted by the Existing Notes and the Indenture, (i) substantially simultaneous with the Effective Time issue a notice of optional redemption for all of the outstanding aggregate principal amount of the Existing Notes, pursuant to the redemption provisions of the Indenture, and (ii) take any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of the Existing Notes pursuant to the satisfaction and discharge provisions of the Indenture and the other provisions of the Indenture applicable thereto; provided that prior to the Company’s being required to take any of the actions described in clauses (i) and (ii) above, Parent shall have, or shall have caused to be, deposited with the trustee under the Indenture sufficient funds to effect such redemption and satisfaction and discharge. The redemption and satisfaction and discharge of the Existing Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of the Existing Notes. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Discharge of the Existing Notes; provided that the consummation of the Discharge shall not be a condition to Closing.

(c)      If this Agreement is terminated by Parent or Company pursuant to Section 8.1, then Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses incurred by or on behalf of the Company to the extent resulting from its compliance with this Section 6.11.

(d)      The Company shall be deemed to have satisfied each of its obligations set forth in clauses (a) through (c) of this Section 6.11 if the Company shall have used its commercially reasonable efforts to comply with such obligations, regardless of the actual outcome of the Consent Solicitation, Debt Tender Offer or Discharge.

SECTION 6.12      Affiliates. Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all Persons who were, at the date of the Company Stockholders Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its commercially reasonable efforts to cause each such Person to deliver to Parent on or prior to the Closing Date an agreement in the form set forth in Section 6.12 of the Company Disclosure Letter relating to such Person’s status as an affiliate of the Company for such purposes.

SECTION 6.13      Cooperation. Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement and without limiting the application of the provisions of Section 6.6, each of the parties agrees to use its commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby and by the Ancillary Agreements, including: (a) the satisfaction of the conditions precedent to the obligations of the Company (in the case of Parent) or Parent and Merger Sub (in the case of the Company); (b) the obtaining of applicable consents, waivers or approvals of any Persons required under the terms of Company Contracts or Company Leases or under any material Contracts of Parent or its Subsidiaries; (c) the defending of any Actions challenging this Agreement or any Ancillary Agreement or the performance of the obligations hereunder or thereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions, as any other party may reasonably request in order to carry out this Agreement or any Ancillary Agreement. Notwithstanding the foregoing, none of the Company, Parent or Merger Sub or any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any Third Party to obtain any applicable consent, waiver or approval. Without limiting the generality of the foregoing, in no event shall Parent, Merger Sub or their Representatives be permitted to: (x) conduct any environmental investigation, other than Phase I investigations, without the Company’s consent; (y) take any action that would damage or diminish the value of any assets or property of the Company or any Subsidiary or (z) take any other action listed in Section 6.13 of the Company Disclosure Letter.

SECTION 6.14      Employment and Employee Benefit Matters.

(a)      For a period of 12 months and one day following the Effective Time or such shorter period as such employee is a Continuing Employee (as defined below), Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide to each of the employees of the Company or any of its Subsidiaries who continue, at the Effective Time, as an employee of the Surviving Corporation or any of its Subsidiaries (“Continuing Employees”) base salary or wages, as applicable, any annual bonus opportunities and employee benefits (excluding equity-based plans) that, in the aggregate, are no less favorable than the base salary or wages, as applicable, any annual bonus opportunities and employee benefits (excluding equity-based plans), in the aggregate, provided to such Continuing Employee immediately prior to the date hereof. All such salaries, wages, opportunities and benefits shall be paid or provided pursuant to arrangements or plans of Parent.

(b)      To the extent permitted under applicable Law and Parent’s benefit plans, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, (i) give Continuing Employees full credit for purposes of eligibility to participate, vesting and benefit accrual (other than with respect to any defined benefit plan) under the employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any of their applicable Subsidiaries in which such Continuing Employees may participate for such Continuing Employees’ service with the Company or its Subsidiaries to the same extent recognized by the Company or such Subsidiaries under the corresponding Company Plans immediately prior to the Effective Time, and (ii) with respect to any “welfare benefit plans” (as defined in Section 3(1) of ERISA) maintained by Parent, the Surviving Corporation or any of their applicable Subsidiaries for the benefit of Continuing Employees on and after the Effective Time, (x) waive any eligibility requirements or pre-existing condition limitations to the same extent waived under comparable plans of the Company and its Subsidiaries immediately prior to the Effective Time, and (y) recognize, in determining any deductible and maximum out-of-pocket limitations in respect of the year in which the Effective Time occurs, amounts paid by such Continuing Employees during such year under the corresponding Company Plans immediately prior to the Effective Time.

(c)      Nothing in this Section 6.14 shall create any third party beneficiary or other right (i) in any Person other than the parties to this Agreement, including any current or former directors, officers, employees or consultants of the Company or its Subsidiaries, any participant in any Company Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Parent,

Merger Sub, the Surviving Corporation or any of their respective Affiliates. Nothing in this Section 6.14 shall constitute an amendment or require any amendment to any Company Plan or any other plan or arrangement covering current or former directors, officers, employees or consultants of the Company or its Subsidiaries.

SECTION 6.15      Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation (after the Effective Time) to perform all of their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

SECTION 6.16      Stockholder Litigation. Parent and the Company shall (subject to a joint defense agreement if applicable) cooperate and consult with one another in connection with any stockholder litigation against either of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement and the Ancillary Agreements. Parent and the Company shall each use commercially reasonable efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements in the manner contemplated by this Agreement. The Company shall not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

SECTION 6.17      Notification of Certain Matters. Each party shall give prompt notice to the other party of the occurrence or nonoccurrence of any event or the change in any circumstance, or the discovery of any fact, that would reasonably be expected to cause any of the conditions precedent set forth in Article VII to not be satisfied; provided that the delivery of any notice pursuant to this Section 6.17 shall not limit or otherwise affect the remedies available hereunder to either party.

SECTION 6.18      No Acquisition of Securities.

(a)      Neither Parent, any of its Subsidiaries, nor any of their respective Representatives (on the behalf of Parent or its Subsidiaries) shall (i) purchase, sell or acquire record or beneficial ownership of any Company Common Stock or any other securities (debt or equity) of the Company or (ii) purchase, sell or acquire record or beneficial ownership of any option, warrant, convertible security, exchangeable security, derivative security or other security, obligation or right, agreement or commitment related to the Company Common Stock or any other securities (debt or equity) of the Company.

(b)      Neither the Company, any of its Subsidiaries, nor any of their respective Representatives (in the case of each Yucaipa and its Affiliates, on its own behalf or on behalf of the Company or its Subsidiaries, and in the case of other Representatives, on the behalf of the Company or its Subsidiaries) shall (i) purchase, sell or acquire record or beneficial ownership of any Parent Common Stock or any other securities (debt or equity) of Parent or (ii) purchase, sell or acquire record or beneficial ownership of any option, warrant, convertible security, exchangeable security, derivative security or other security, obligation or right, agreement or commitment related to Parent Common Stock or any other securities (debt or equity) of Parent.

SECTION 6.19      Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Articles II and III of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII

CONDITIONS OF CLOSING

SECTION 7.1     Conditions to Each Party’s Obligations. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)      Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been received.

(b)      HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and there shall be no obligation to delay the Closing set forth in any agreement between Parent and any Governmental Entity entered into in compliance with Section 6.6(e).

(c)      Injunctions; Illegality. The consummation of the Merger or the other transactions contemplated hereby or by the Ancillary Agreements shall not have been restrained, enjoined or prohibited by any Judgment, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger or the transactions contemplated hereby or by the Ancillary Agreements by any Governmental Entity which is in effect and which prevents the consummation of or has the effect of making illegal the Merger or the transactions contemplated hereby or by the Ancillary Agreements (collectively, “Restraints”).

(d)      Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not concluded or withdrawn.

(e)      NYSE Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in and as a result of the Merger as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

SECTION 7.2     Additional Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent and Merger Sub in whole or in part in their sole discretion):

(a)      (i) the representations and warranties of the Company contained in this Agreement (other than in Sections 4.2(a), 4.3, 4.12(a)(iii) and 4.18) shall be true and correct, without giving effect to any materiality or Company Material Adverse Effect qualifications therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to (x) have a Company Material Adverse Effect or (y) materially impair Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby;

(ii)      the representations and warranties of the Company set forth in Sections 4.2(a), 4.3, 4.12(a)(iii) and 4.18 shall be true and correct in all material respects, without giving effect to any materiality or Company Material Adverse Effect qualifications therein, on and as of the Closing Date, except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date, with the same force and effect as if made on and as of the Closing Date;

provided, however, that the conditions set forth in clauses (i) and (ii) of this Section 7.2(a) shall not apply to any failure to be true and correct arising from or relating to (A) the parties’ compliance with Section 6.6 (including (x) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, divestiture or disposition of stores, businesses or other assets or (y) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or its ability to retain, one or more of their respective stores, businesses, product lines or assets), or (B) the application of Antitrust Laws (including any Action or Judgment arising under Antitrust Laws) to the transactions contemplated by this Agreement or the Ancillary Agreements;

(b)      the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date, except for any nonperformance or noncompliance which has been cured;

(c)      Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company that the conditions set forth in clauses (a) and (b) of this Section 7.2 have been satisfied;

(d)      there shall not be pending or threatened in writing any Action by any Governmental Entity (which, in the case of any threatened Action by a Governmental Entity arising under the Antitrust Laws in connection with this Agreement, shall have been threatened in writing within the previous 48 hours) (and in either case not withdrawn) that has a reasonable likelihood of success, other than any complaint filed by any Governmental Entity under the Antitrust Laws in connection with the Merger which is related to a proposed consent decree or other settlement agreement entered into by Parent, (i) challenging the acquisition by Parent or Merger Sub of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or by any Ancillary Agreement or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any other transaction contemplated hereby or by any Ancillary Agreement (other than as contemplated in Section 6.6(e)), (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries or (v) which has had or would reasonably be expected to have a Company Material Adverse Effect;

(e)      since the date of this Agreement, no change, event or circumstance has occurred that has had a Company Material Adverse Effect that is continuing and no change, event or circumstance has occurred and is continuing that would reasonably be expected to have a Company Material Adverse Effect;

(f)      the aggregate number of Dissent Shares shall not exceed 10% of the Company Common Stock outstanding immediately prior to the Effective Time; and

(g)      the Management Services Agreement dated as of March 23, 2005 by and between the Company and Yucaipa Advisors, LLC and the related consulting agreement dated January 23, 2007 shall have been terminated in accordance with their terms.

SECTION 7.3     Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part in its sole discretion):

(a)      (i) the representations and warranties of Parent and Merger Sub contained in this Agreement (other than in Sections 5.2(a) and 5.3) shall be true and correct, without giving effect to any materiality or Parent Material Adverse Effect qualifications therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to (x) have a Parent Material Adverse Effect or (y) materially impair the ability of Parent and Merger Sub to perform their obligations under this Agreement or the Ancillary Agreements to which they are parties or consummate the transactions contemplated hereby or thereby;

(ii)     the representations and warranties of Parent set forth in Sections 5.2(a) and 5.3 shall be true and correct in all material respects, without giving effect to any materiality or Parent Material Adverse Effect qualifications therein, on and as of the Closing Date, except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date, with the same force and effect as if made on and as of the Closing Date;

provided, however, that the conditions set forth in clauses (i) and (ii) of this Section 7.3(a) shall not apply to any failure to be true and correct arising from or relating to (A) the parties’ compliance with Section 6.6 (including (x) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, divestiture or disposition of stores, businesses or other assets or (y) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or its ability to retain, one or more of their respective stores, businesses, product lines or assets), or (B) the application of Antitrust Laws (including any Action or Judgment arising under Antitrust Laws) to the transactions contemplated by this Agreement or the Ancillary Agreements;

(b)      Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing Date, except for nonperformance or noncompliance which has been cured; and

(c)      the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent and Merger Sub that the conditions set forth in clauses (a) and (b) of this Section 7.3 have been satisfied.

ARTICLE VIII

TERMINATION

SECTION 8.1     Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)      by mutual written consent of Parent and Merger Sub on the one hand and the Company on the other hand;

(b)      by written notice from either Parent or the Company to the other if:

(i)      the Closing shall not have occurred by March 4, 2008 as such date may be extended in accordance with this Section 8.1(b)(i) (March 4, 2008, as such date may be extended in accordance with the following proviso in this Section 8.1(b)(i), the “Outside Date”); provided that if, on the second Business Day immediately prior to March 4, 2008, (A) (1) a condition set forth in Section 7.1(b), 7.1(c) or 7.2(d) arising under Antitrust Laws (each, an “Antitrust Condition”) has not been satisfied and (2) all other conditions to the consummation of the Merger (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied and (B) Parent gives written notice to the Company prior to March 4, 2008 of its election to extend (which election may be made only once) the Outside Date, together with delivery of a binding extension of the Financing Commitments for a period coterminous with such extension of this Agreement, then the Outside Date shall be extended for such number of days as specified in the notice of extension but not to exceed 90 days; provided, however, that if any Antitrust Condition has not been satisfied, then Parent may not terminate this Agreement under this Section 8.1(b)(i) unless it has paid the One-Year Termination Fee or Extension Termination Fee, if applicable; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose action or failure to act in violation of this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date;

(ii)     at the Parent Stockholders Meeting, the Parent Stockholder Approval is not received;

(iii)   at the Company Stockholders Meeting, the Company Stockholder Approval is not received; or

(iv)    any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law, Judgment, injunction or ruling or taken any other action (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement or by the Ancillary Agreements, and such Law, injunction, ruling, Judgment or other action shall have become final and nonappealable (a “Permanent Restraint”);

(c)      by written notice from Parent to the Company:

(i)      if, prior to the Company Stockholders Meeting, the Board of Directors of the Company or any committee thereof makes an Adverse Recommendation Change;

(ii)    if, prior to the Closing, there shall have occurred on the part of the Company a breach of any representation, warranty, agreement or covenant contained in this Agreement that (x) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (y) is not curable or, if curable, is not cured within 20 Business Days after written notice of such breach given by Parent to the Company;

(iii)   on September 4, 2007, if at any time within the five Business Days immediately preceding such date, Parent gives written notice to the Company of its election to terminate this Agreement due to an Antitrust Termination Determination; provided that Parent may not terminate this Agreement under this Section 8.1(c)(iii) unless it has provided the Company with not fewer than five Business Days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the reasons why Parent made such Antitrust Termination Determination; and provided, further, that, prior to any such termination, Parent shall discuss with the Company and consider in good faith any comments by the Company (which the Company shall promptly provide) regarding such Antitrust Termination Determination; or

(iv)    on December 4, 2007, if at any time within the five Business Days immediately preceding such date, Parent gives written notice to the Company of its election to terminate this Agreement due to an Antitrust Termination Determination; provided that Parent may not terminate this Agreement under this Section 8.1(c)(iv) unless it has paid the Nine-Month Termination Fee and has provided the Company with not fewer than five Business Days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the reasons why Parent made such Antitrust Termination Determination; and provided, further, that, prior to any such termination, Parent shall discuss with the Company and consider in good faith any comments by the Company (which the Company shall promptly provide) regarding such Antitrust Termination Determination; or

(d)      by written notice from the Company to Parent:

(i)      if prior to the Closing there shall have occurred on the part of Parent or Merger Sub a breach of any representation, warranty, agreement or covenant contained in this Agreement that (x) would result in a failure of a condition set forth in Sections 7.3(a) or 7.3(b) and (y) is not curable or, if curable, is not cured, within 20 Business Days after written notice of such breach is given by the Company to Parent;

(ii)     within ten Business Days of Parent’s written notice to the Company (which Parent shall promptly provide) of Parent’s failure (A) to obtain $190.0 million of net cash proceeds within 90 days of the date of this Agreement in accordance with Section 6.5(b) or (B) to maintain such net cash proceeds (without diminution) in the account specified in such Section, free and clear of all Encumbrances not permitted by such Section; or

(iii)   at any time, if (A) the Marketing Period has ended, (B) all conditions contained in Article VII have been satisfied or waived (other than those contained in Sections 7.2(c) and 7.3(c) and those conditions that by their terms are to be satisfied at the Closing) and (C) Parent does not have available funds to pay the aggregate Per Share Cash Consideration payable in the Merger.

SECTION 8.2      Fees and Expenses.

(a)      Except as otherwise set forth in Sections 6.5(d), Section 6.7(a) and Section 6.11(c) or as set forth below in Section 8.2(c) and Section 8.2(k), each party shall bear its own costs and expenses (including fees and expenses of financial advisors and legal counsel) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not the Merger is consummated.

(b)      If this Agreement is terminated (x) pursuant to Section 8.1(c)(i) or (y) (A) pursuant to Section 8.1(b)(i) (but only if the Company Stockholders Meeting has not been held prior to the Outside Date and the Form S-4 has been declared effective no later than the twentieth Business Day prior to the Outside Date and remains effective through the Outside Date), Section 8.1(b)(iii) or Section 8.1(c)(ii), (B) after the date of this Agreement and prior to such termination any Person (other than Parent, Merger Sub or their respective Affiliates) has publicly announced a Company Proposal and (C) within 18 months of termination of this Agreement the Company enters into a definitive agreement for a Company Proposal or consummates a Company Proposal (provided that for purposes of this Section 8.2(b) all references to 20% in the definition of Company Proposal shall be deemed to be 50%), then the Company shall pay (or cause to be paid) to Parent by wire transfer of immediately available funds a termination fee of $25.0 million, less any amounts paid by the Company to Parent pursuant to Section 8.2(c)(i).

(c)      (i) If this Agreement is terminated pursuant to Section 8.1(b)(iii), then the Company shall pay (or cause to be paid) to Parent by wire transfer of immediately available funds all fees paid by Parent for the filings required under the HSR Act and all reasonable and documented fees and expenses of outside legal counsel incurred by or on behalf of Parent in connection with the preparation, authorization, negotiation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (including in connection with any actions taken by Parent to cause the expiration or termination of the applicable waiting period under the HSR Act, any actions to resolve any objections as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or any other actions required by or consistent with Section 6.6).

(ii)      If this Agreement is terminated pursuant to Section 8.1(b)(ii) or Section 8.1(c)(iii), then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds all reasonable and documented fees and expenses of outside legal counsel incurred by or on behalf of the Company in connection with the preparation, authorization, negotiation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (including in connection with any actions taken by the Company to cause the expiration or termination of the applicable waiting period under the HSR Act, any actions to resolve any objections as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or any other actions required by or consistent with Section 6.6).

(d)      If this Agreement is terminated either pursuant to (i) Section 8.1(c)(iv) or (ii) Section 8.1(b)(iv) after September 4, 2007 and on or before December 4, 2007 and such Permanent Restraint (in the event of termination pursuant to Section 8.1(b)(iv)) has been entered at the request of any Person seeking relief under Antitrust Laws, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $25.0 million (the “Nine-Month Termination Fee”).

(e)      If:

(i)      March 4, 2008 has been reached and the Outside Date has not been extended under Section 8.1(b)(i), the Antitrust Conditions have not been satisfied and Parent or the Company has given notice to terminate this Agreement pursuant to Section 8.1(b)(i), or

(ii)     this Agreement has been terminated pursuant to Section 8.1(b)(iv) after December 4, 2007 and on or before March 4, 2008 and such Permanent Restraint has been entered at the request of any Person seeking relief under Antitrust Laws, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $50.0 million (the “One-Year Termination Fee”).

(f)      If:

(i)      the Outside Date is extended pursuant to Section 8.1(b)(i) and the Antitrust Conditions are not satisfied prior to the extended Outside Date and Parent or the Company has given notice to terminate this Agreement pursuant to Section 8.1(b)(i), or

(ii)     this Agreement has been terminated pursuant to Section 8.1(b)(iv) after March 4, 2008 and such Permanent Restraint has been entered at the request of any Person seeking relief under Antitrust Laws, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $75.0 million (the “Extension Termination Fee”).

(g)      If this Agreement has been terminated pursuant to Section 8.1(d)(ii), then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $50.0 million.

(h)      If this Agreement has been terminated pursuant to Section 8.1(d)(iii) at any time on or prior to March 4, 2008, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $50.0 million.

(i)      If this Agreement has been terminated pursuant to Section 8.1(d)(iii) at any time after March 4, 2008, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $75.0 million.

(j)      If fees and/or expenses are payable (i) under Section 8.2(b)(x), then such payment shall be made within two Business Days of termination of this Agreement, (ii) under Section 8.2(b)(y), then such payment shall be made upon the earlier of the execution of a definitive agreement for a Company Proposal or the consummation of such Company Proposal, (iii) under Section 8.2(c), then such payment shall be made within two Business Days of the receipt by the applicable party of reasonably satisfactory documentation of the incurrence of such fees and expenses by the other party or (iv) under Section 8.2(d) through (i), then such payment shall be made immediately prior to, and as a condition to the effectiveness of, such termination (in the case of termination by Parent) or within two Business Days of termination of this Agreement (in the case of termination by the Company).

(k)      The parties hereto agree that the provisions contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement as set forth in Sections 8.2(b) through (g) are uncertain and incapable of accurate calculation and that the amounts payable pursuant to Sections 8.2(b) through (g) are reasonable forecasts of the actual damages which may be incurred by the parties under such circumstances. The amounts payable pursuant to Sections 8.2(b) through (g) constitute liquidated damages and not a penalty and, except as provided in Section 8.3, shall be the sole monetary remedy in the event of termination of this Agreement on the basis specified in such Sections. Fees payable pursuant Section 8.2(h) or Section 8.2(i) shall be the non-exclusive remedy in the event of termination on the basis specified in such Sections, and payment of such amounts shall not relieve Parent from liability for any breach of this Agreement or prejudice the ability of the Company to seek additional damages for breach or to pursue any remedy at law or in equity. If either party fails to pay to the other party any amount due under Sections 8.2(b) through (i) on the date specified in Section 8.2(j), then the breaching party shall pay and reimburse the other party (i) for all costs and expenses (including reasonable and documented legal fees and expenses) of the other party in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment and (ii) interest on such unpaid amounts at the prime lending rate prevailing at such time, as published from time to time in The Wall Street Journal, from the date such amount was required to be paid until the date actually received by the party entitled to such fee.

SECTION 8.3     Effect of Termination. In the event of termination of this Agreement by a party pursuant to Section 8.1, this Agreement shall thereupon terminate and become void and have no effect, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company, except that (i) the provisions of Sections 4.18, 6.5(d), 6.8(c), 6.11(c), 8.1, 8.2, Article IX and this Section 8.3 shall survive the termination of this Agreement and the parties shall remain liable for any payments thereunder and obligated to comply with any agreements or covenants thereunder, (ii) such termination shall not relieve any party of any liability for any willful breach of this Agreement and (iii) upon such termination, the parties shall comply with all the provisions of the Confidentiality Agreement.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1     Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing Date, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing Date.

SECTION 9.2     Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable (whether by operation of law or otherwise) unless such assignment is consented to in writing by each of Parent, Merger Sub and the Company and any attempt to make any such assignment without such consent shall be null and void; provided, however, that Parent and Merger Sub, on the one hand, and the Company, on the other hand, may without such consent, assign in writing, directly or indirectly, their or its respective rights (but not their or its respective obligations) hereunder to any of their or its respective wholly owned Subsidiaries (provided that no such assignment shall relieve such parties of their obligations hereunder); provided, further, however, that Parent may assign its rights under this Agreement to a newly formed parent holding company, which will assume all of Parent’s obligations hereunder, in connection with Parent’s reorganization into a holding company structure (provided that no such assignment shall require the approval of the stockholders of Parent, otherwise materially impair or delay the consummation of the transactions contemplated by this Agreement or relieve Parent of its obligations under this Agreement). Subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

SECTION 9.3      Choice of Law; Jurisdiction.

(a)      The Merger, this Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to conflict of laws principles.

(b)      Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of or relates to this Agreement or any transaction contemplated hereby, (ii) agrees that all claims in respect of such Action may be heard and determined in any such court; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action relating to this Agreement or any transaction contemplated hereby in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware; and (v) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought. Each of the parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices by registered mail in Section 9.4. Nothing in this Section 9.3(b), however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

SECTION 9.4     Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered personally, when received, (b) if sent by cable, telecopy, telegram, email or facsimile (which is confirmed by the intended recipient), when sent, (c) if sent by overnight courier service, on the next Business Day after being sent, or (d) if mailed by certified or registered mail, return receipt requested, with postage prepaid, five Business Days after being deposited in the mail, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:

Pathmark Stores, Inc.

200 Milik Street,

Carteret, New Jersey 07008

Attn:	Marc A. Strassler, Esq.
Fax:	(723) 499-6891
Email:	mstrassler@pathmark.com

with a copy to:

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111-2562

Attn:	John M. Newell, Esq.
Fax:	(415) 395-8095
Email:	john.newell@lw.com

If to Parent or Merger Sub, to:

The Great Atlantic & Pacific Tea Company, Inc.

Two Paragon Drive

Montvale, New Jersey 07645

Attn:	Allan Richards
Fax:	(201) 571-4106
Email:	richarda@aptea.com

with copies to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

Attn:	Kenneth W. Orce, Esq.
Fax:	(212) 269-5420
Email:	korce@cahill.com

and

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Attn:	Sarkis Jebejian, Esq.
Fax:	(212) 474-3700
Email:	sjebejian@cravath.com

SECTION 9.5     Headings. The table of contents and headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

SECTION 9.6     Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties, both written and oral, with respect to such subject matter; provided, however, that none of the foregoing shall supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms.

SECTION 9.7      Interpretation.

(a)      When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(b)      Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)      When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d)      Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereunder,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e)      Unless the context requires otherwise, the terms “hereof and thereof,” “herein and therein,” “hereby and thereby,” “hereunder and thereunder,” “hereto and thereto” and derivative or similar pairings of words in this Agreement refer to this entire Agreement and the Ancillary Agreements.

(f)      Unless the context requires otherwise, the term “knowledge” means (i) with respect to the Company, the actual knowledge (without investigation) of the Persons listed in Section 9.7(f) of the Company Disclosure Letter and (ii) with respect to Parent and/or Merger Sub, the actual knowledge (without investigation) of the Persons listed in Section 9.7(f) of the Parent Disclosure Letter.

(g)      Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(h)      References in this Agreement to “dollars” or “$” are to U.S. dollars.

(i)      Except as otherwise specifically provided herein, where any action is required to be taken on a particular day and such day is not a Business Day and, as a result, such action cannot be taken on such day, then this Agreement shall be deemed to provide that such action shall be taken on the first Business Day after such day.

(j)      This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

SECTION 9.8     Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the parties hereto; provided, however, that there shall be made no amendment that by Law requires further approval by the holders of Company Common Stock or holders of Parent Common Stock without such approval having been obtained. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.9     Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures shall be deemed originals.

SECTION 9.10  Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder and except that each Company Indemnitee and employee (or if deceased, his or her heirs or beneficiaries) shall have the right to enforce the obligations of Parent and the Surviving Corporation to such Persons solely with respect to and as set forth in Section 6.7.

SECTION 9.11  Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur for which no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties shall be entitled to an injunction or injunctions and specific performance of the terms hereof, this being in addition to any other remedy at Law or in equity~~.~~, without the necessity of posting bonds or other undertaking in connection therewith. The parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the parties hereby waive any such requirement of such a bond or undertaking.

SECTION 9.12  Severability. If any term, covenant, restriction or provision of this Agreement or the application of any such term, covenant, restriction or provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term, covenant, restriction or provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. The parties shall engage in good faith negotiations to replace any term, covenant, restriction or provision which is declared invalid, illegal or unenforceable with a valid, legal and enforceable term, covenant, restriction or provision, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable term, covenant, restriction or provision which it replaces.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

By:	/s/ Brenda Galgano
Name:	Brenda Galgano
Title:	Senior Vice President & Chief Financial Officer

SAND MERGER CORP.

By:	/s/ Christopher McGarry
Name:	Christopher McGarry
Title:	President

PATHMARK STORES, INC.

By:	/s/ John T. Standley
Name:	John T. Standley
Title:	Chief Executive Officer